  As filed with the Securities and Exchange Commission on September 11, 1998
                                                     Registration No. 333-56837

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ____________
                              Amendment No. 1 to
                                   FORM S-1
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933
                                  ___________
                              JAYARK CORPORATION
             (Exact name of registrant as specified in this charter)
          DELAWARE                       5020                 13-1864519
(State or other jurisdiction (Primary Standard Industrial   (IRS Employer
    of incorporation or      Classification Code Number) Identification Number)
       organization)

                               P.O. Box 741528
                             Houston, Texas 77274
                               (713) 783-9184
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                 ____________
                               DAVID L. KOFFMAN
                Chairman, President and Chief Executive Officer
                                300 Plaza Drive
                            Vestal, New York 13580
                                 (607) 729-9331
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                 ____________
                                  Copies to:

                              James P. Jalil, Esq.
                             Shustak Jalil & Heller
                               545 Madison Avenue
                            New York, New York 10022
                                 (212) 688-5900
                                 ____________
       Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement
                                 ____________
     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act of 1933, as amended, other than securities offered only pursuant to dividend or interest reinvestment plans, please check the following box.
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
                                 ____________
      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE
OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

                               18,442,398 SHARES
                              JAYARK CORPORATION
                                 COMMON STOCK

     Jayark Corporation (the "Company" or "Jayark") is issuing at no cost to holders of record on July 31, 1998 of its common stock, par value $.01 per share ("Common Stock"), one transferable right (individually, a "Right") for each share of Common Stock held, entitling the holders thereof to subscribe for an aggregate of up to 18,442,398 shares of Common Stock (the "Rights Offering"). Each Right entitles the holder to purchase, at any time prior to 5:00 p.m., New York City time, on October 13, 1998, 2 shares of Common Stock ("Primary Subscription") at a subscription price equal to $.10 per share (the "Subscription Price"). A group of investors more fully described in this Prospectus (the "Koffman Group"), is the beneficial owner of 4,957,179 Shares. The Koffman Group has agreed with the Company that it will exercise in full the Rights issued to it on Primary Subscription at the Subscription Price. In addition, The Koffman Group has agreed to purchase at the Subscription Price, any shares not purchased on Primary Subscription by the stockholders of the Company. Common Stock may be purchased either by cash or by tendering to the Company debt of the Company in a principal amount equal to the Subscription Price. It is expected that the Koffman Group will exercise its subscription rights, both Primary and Secondary, by the tender to the Company of Company debt held by members of the Koffman Group. Accordingly, the Company will realize gross proceeds in the equivalent value (cash, together with a reduction of debt) of $1,844,240 from the Rights Offering. See "Use of Proceeds." The Rights are transferable by holders thereof. See "The Rights Offering."

SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                              SUBSCRIPTION     PROCEEDS TO
                                                 PRICE          COMPANY(1)
-------------------------------------------------------------------------------
Per Share...............................          $.10            $.10
-------------------------------------------------------------------------------
Total...................................       $1,844,240       $1,844,240
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated to be $50,000. The shares of Common Stock are being offered and sold directly by the Company and no commission or other remuneration will be paid to any person for soliciting purchases of shares of Common Stock in the Rights Offering See "The Rights Offering - Method of Conducting the Rights Offering." The Proceeds may be in the form of cash or debt of the Company.

------------------------------------------------------------------

     The Rights may not be exercised by any person, and neither this Prospectus nor any subscription certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction in which such transaction would be unlawful. See "The Rights Offering -- State and Foreign Securities Laws."
                              ____________________
September 11, 1998

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS (AND NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY PRIOR TO MAKING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                  THE COMPANY

     Jayark Corporation ("Jayark" or the "Company") conducts its operations through AVES Audiovisual Systems, Inc. ("AVES"), a wholly owned subsidiary. AVES distributes for resale, as well as rents, a broad range of audiovisual, video and communications equipment and supplies. Its customer base includes schools, industry and hotels. The warehousing, sales and administrative operations of AVES are located in Houston, Texas.

     The Company was originally incorporated in New York in 1958. In 1991, the Company changed its state of incorporation to Delaware. In July 1998 the Company amended its Certificate of Incorporation increasing its authorized Common Stock to 30,000,000 shares and decreasing the par value of its Common Stock from $.30 to $.01 per share.

                              THE RIGHTS OFFERING

     The Company is distributing to holders of record of Common Stock on July 31, 1998 one transferable Right for each share held.

Primary Subscription.........  Each Right entitles the holder to purchase 2 shares of Common Stock at a price per share of $.10 (the "Subscription Price"). See "The Rights Offering."

Oversubscription.............  There will be no oversubscription privilege available to stockholders other than the Koffman Group (see below). See "The Rights Offering."

Record Date..................  July 31, 1998 (the "Record Date").

Expiration Date..............  October 13, 1998 (the "Expiration Date").

Transferability
of Rights....................  The Rights are transferable.  See "The Rights
                               Offering -- Transferability of Rights."

Subscription by
Koffman Group................  The Koffman Group consists of David Koffman,
                               Chairman of the Board of Directors and
                               President of the Company, Richard Koffman,
                               Milton Koffman, Jeffrey Koffman, Sara Koffman, Ruthanne Koffman, Elizabeth Koffman, Steven Koffman and three entities controlled by members of the Koffman family. The members of the Koffman Group have agreed with the Company that they will exercise in full the Rights issued to it on Primary Subscription at a price per share equal to the Subscription Price. In addition, the Koffman Group has agreed to purchase, at the Subscription Price, any shares of Common Stock not purchased by the other stockholders on Primary Subscription. The Koffman Group beneficially owns 4,957,179 shares of Common Stock as of the date of this Prospectus, which represents approximately 54% of the total votes entitled to be cast by the holders of all of the Company's outstanding voting securities. If all other stockholders exercise their Rights issued to them on Primary Subscription, the Koffman Group will beneficially own 14,871,537 shares of Common Stock after exercise in full of the Rights issued to it on Primary Subscription (representing approximately 54% of the Common Stock outstanding immediately following consummation of the Rights Offering). In the event that no other stockholders exercise their rights, the Koffman Group will own 23,399,577 shares of common stock (representing approximately 85% of the Common Stock outstanding immediately following consummation of the Rights Offering) after exercise in full of the Rights issued to it on Primary Subscription and after giving effects to the purchase by it of shares not subscribed for by the other stockholders on Primary Subscription. See "The Rights Offering -- Background of and Purposes for the Rights Offering" and "--Purchase of Shares by The Koffman Group".

Dilution.....................  To the extent a stockholder does not exercise it Rights, such stockholder's percentage equity interest in the Company and its voting power will be diluted substantially. Conversely, because the Subscription Price is greater than the net tangible book value per share of the Common Stock at April 30, 1998, to the extent that a stockholder does exercise its rights, there will be an immediate dilution on a per share basis from the Subscription Price paid by such stockholder to the pro forma net tangible book value per share of the Common Stock immediately following consummation of the Rights Offering. See "Risk Factors -- Dilution" and "The
                               Rights Offering -- Dilutive Effects of Rights Offering."

Common Stock
Outstanding After the
Offering.....................  27,663,597 shares

Risk Factors.................  An investment in the Common Stock offered hereby involves a high degree of risk.  See
                               "Risk Factors."

Use of
Proceeds.....................  The net proceeds to the Company from the sale of the Common Stock offered hereby are
                               estimated to be approximately $1,844,240
                               (before deducting estimated expenses)
                               constituting cash and debt of the Company.
                               After payment of the expenses of the offering, estimated to be approximately $50,000, such net proceeds will be used by the Company to retire $1,790,000 of notes payable and subordinated notes, including interest with related parties. See "Use of Proceeds."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

YEARS ENDED APRIL 30                            1998        1997        1996
                                              ---------   ---------   ---------
STATEMENT OF OPERATIONS                  (IN THOUSANDS, EXCEPT NUMBER OF SHARES
                                                   AND PER SHARE AMOUNTS)

Total Revenue                                   $13,605    $12,638     $11,856

Earnings (Losses) from Continuing
Operations                                       $76       $ (264)     $ (228)

Earnings (Losses) from Discontinued
Operations                                        --       $(5,795)    $(6,957)

Net Earning (Losses)                             $76       $(6,059)    $(7,185)

Basic Earnings (loss) per Share from
Continued Operations                             $.01      $(0.03)     $(0.03)

Basic Earnings (loss) per Share from
Discontinued Operations                           --       $(0.66)     $(0.89)

Weighted Average Shares Outstanding           9,221,199   8,802,528   7,833,990


AT APRIL 30, 1998

BALANCE SHEET DATA:                                 ACTUAL         PRO FORMA AS
                                                                     ADJUSTED
                                                    -------        ------------
Total Assets                                        $ 2,635          $ 2,635

Long Term Obligations                               $ 3,446          $ 1,656

Stockholders' Equity (Deficit)                      $(2,926)         $(1,136)

                                  RISK FACTORS

     PROSPECTIVE INVESTORS, PRIOR TO PURCHASING SHARES OF COMMON STOCK, SHOULD CONSIDER CAREFULLY THE SPECIFIC RISK FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION REGARDING THE COMPANY APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS STATEMENTS THAT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SUCH STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS PROSPECTUS AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY, ITS DIRECTORS OR ITS OFFICERS WITH RESPECT TO, AMONG OTHER THINGS:
(I) TRENDS AFFECTING THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF OPERATIONS; (II) THE COMPANY'S FINANCING PLANS; (III) THE COMPANY'S BUSINESS AND GROWTH STRATEGIES; (IV) THE USE OF THE PROCEEDS OF THE OFFERING; AND (V) THE DECLARATION AND PAYMENT OF DIVIDENDS. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS. THE ACCOMPANYING INFORMATION SET FORTH UNDER THE HEADINGS "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES.

HISTORY OF LOSSES; FUTURE PROFITABILITY UNCERTAIN

     The Company has had a recent history of significant losses. As a result of continuous losses due to a soft retail market, low margins, competitive pressures, and price reductions, the Company in early 1997 began looking for methods to sell or otherwise dispose of the operations of Rosalco Inc., ("Rosalco"), then a wholly owned subsidiary of Jayark. Rosalco had been in the business of the distribution of more than 300 different products, including occasional furniture, brass beds, custom jewelry cases and accessories, most of which were imported from outside the continental United States. Rosalco also developed special designs for several customers. Rosalco was headquartered in Jeffersonville, Indiana. All efforts to sell Rosalco were unsuccessful, and it was officially closed on October 22, 1997. The assets of Rosalco were secured as part of its borrowing agreement. Shortly after the closing, a receiver was assigned to liquidate the secured assets of Rosalco to satisfy the loan principal. The financial statements of the Company have been restated to reflect Rosalco's operations for all periods as discontinued operations. In fiscal 1997, Jayark incurred a $5,795,000 loss on Discontinued Operations, which includes $3,294,000 loss from operations for the year ended April 30, 1997, the establishment of accruals in the amount of $300,000 for expenses and guarantees related to the closing, the write off of an intercompany receivable and other assets of $476,000, and the write off of the remaining net assets of Rosalco of $1,725,000.

     In June 1995, a wholly-owned subsidiary of the Company, LCL International Traders, Inc. ("LCL"), acquired certain of the assets and assumed certain of the liabilities of a group of companies engaged in the importation and distribution of seasonal and promotional merchandise. During the fiscal year ended April 30, 1996, the Company experienced significant problems with the acquisition, including, among other things, rapid and significant deterioration of the acquired operations, as well as increasing difficulty in financing the operations associated with the acquired assets. As the fiscal year progressed the Company found the continued operation of LCL to be untenable.

     Finally, in the third quarter of the fiscal year ended April 30, 1996, the Company abandoned its investment in, and wrote off its advances, to LCL. As a result, the Company incurred a pre-tax charge of approximately $4,700,000 in the fiscal year ended April 30, 1996, which has been charged as a loss on investment. LCL subsequently filed under Chapter 11 of the Bankruptcy Code. On August 1, 1996, after winding down its operations and liquidating its assets, the Chapter 11 proceeding was dismissed on the ground that all of the Debtor's assets have been liquidated.

     There can be no assurance that the Company will be able to reverse its recent history of losses and return to profitability in the near future.

FUTURE BUSINESS

     From time to time the Koffman family considers various business opportunities or combinations for the Company. No assurance can be given that any opportunity or combination will be presented to the Company, or if presented and accepted by the Company, what effect, favorable or unfavorable, such an opportunity or combination would have on the Company.

RELIANCE ON KEY PERSONNEL

     Mr. Frank Rabinovitz is President of the Company's audiovisual subsidiary, AVES, which is the sole operating entity of the Company. The operations of AVES are significantly dependent on the contribution and management skills of Mr. Rabinovitz. Although Mr. Rabinovitz does not have an employment contract, the Company has entered into a Split Dollar Insurance Agreement pursuant to which the Company has obtained a life insurance policy in the approximate amount of $497,700. The premium is paid by the Company. Upon the death of Mr. Rabinovitz, the beneficiary named by Mr. Rabinovitz is entitled to receive the benefits under the policy. The Company paid approximately $25,400 for this coverage in fiscal year ended April 30, 1998.

LIMITED PUBLIC MARKET FOR COMMON STOCK; LACK OF LIQUIDITY

     The Company's Common Stock was delisted from the NASDAQ SmallCap Market effective July 10, 1997 due to the Company's non-compliance with NASDAQ's minimum capital and surplus requirement. There is currently no public trading market for the Common Stock. The Common Stock is quoted on the "pink sheets" published by the National Quotation Bureau and is traded in the over-the-counter market. The Company believes it is unlikely that it will relist the Common Stock with the NASDAQ National Market or the NASDAQ Small Cap-TM- Market in the immediate future.

DILUTION

     The offering price per share of Common Stock will exceed the net tangible book value per share of Common Stock. See "Dilution." Accordingly, purchasers of Common Stock in this offering will experience immediate and substantial dilution.

LACK OF DIVIDENDS

     The Company has paid no cash dividends on its Common Stock, and there is no assurance that the Company will achieve sufficient earnings to pay cash dividends on its Common Stock in the future. The Company intends to retain any earnings for use in its business, and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                               THE RIGHTS OFFERING

TERMS OF THE RIGHTS OFFERING

     The Company is issuing to the holders of record of its Common Stock on the Record Date rights to subscribe for shares of Common Stock (the "Rights"). Each stockholder is being issued one transferable Right for each share of Common Stock held on the Record Date. The Rights entitle each stockholder to acquire at the Subscription Price 2 shares of Common Stock for each Right held. Rights may be exercised at any time during the Subscription Period, which commences on September 11, 1998 and ends at 5:00 p.m., New York City time, on October 13, 1998.

     For purposes of determining the maximum number of shares of Common Stock a stockholder may acquire pursuant to the Rights Offering, broker-dealers whose shares of Common Stock are held of record by Cede & Co. ("Cede") or by any other depository or nominee on their behalf will be deemed to be the holders of the Rights that are issued to Cede or such other depository or nominee on their behalf.

BACKGROUND OF AND PURPOSES FOR THE RIGHTS OFFERING

     The Rights Offering is an integral part of the recapitalization of the Company. The immediate effect of the Rights Offering, and the participation of the Koffman Group, will be to reduce the debt on the Company's balance sheet with a view to enhancing the equity value of the Company. The completion of the Rights Offering will not only reduce even further the amount of debt on the Company's balance sheet (since debt will either be repaid from cash proceeds, or retired as it is tendered from Common Stock), but will also enable stockholders of the Company to participate in any potential enhanced equity value of the Company by permitting them to purchase additional shares of Common Stock at $.10 per share.

     The Board of Directors determined that the Rights Offering should be structured in a manner that generally permits each public stockholder to maintain its percentage ownership interest in the Company, but not to increase it through an oversubscription procedure pursuant to which such public stockholder could purchase shares not subscribed for by other stockholders on Primary Subscription.

     The Board of Directors also considered the possibility that not all stockholders would exercise fully their rights in the Rights Offering. In the absence of some assurance that the Rights Offering would be fully subscribed, the Board was concerned that the Company would incur the expense of the Rights Offering without obtaining the contemplated reduction of debt. Accordingly, the Board discussed with the Koffman Group whether it would be willing to agree to purchase any shares of Common Stock not subscribed for by other stockholders on Primary Subscription in order to ensure that the Rights Offering would be fully subscribed. The Koffman Group informed the Board of Directors that it would be willing to agree not only to subscribe fully, but also to purchase on oversubscription, at the Subscription Price, such number of unsubscribed shares sufficient to result in gross proceeds to the Company of $1,844,240, in either cash or debt reduction, from the Rights Offering.

METHOD OF CONDUCTING THE RIGHTS OFFERING

     The Rights Offering is being made directly by the Company. The Company will pay no underwriting discounts or commissions, finders' fees or similar remuneration in connection with any distribution of the Rights or sales of the shares of Common Stock offered hereby.

THE SUBSCRIPTION PRICE

     The Subscription Price for a share of Common Stock to be issued pursuant to the Rights will be $.10. The Subscription Price was determined by the Board of Directors based upon an evaluation of the worth and prospects of the Company. See "Risk Factors--History of Losses; Future Profitability Uncertain" and "--Limited Public Market for Common Stock."

EXPIRATION OF THE RIGHTS OFFERING

     The Rights Offering will expire at 5:00 p.m., New York City time, on October 13, 1998. Rights will expire on the Expiration Date and thereafter may not be exercised. The Company reserves the right, in its sole discretion, to extend the Expiration Date in order to deal with any unforeseen contingencies relating to the conduct of the Rights Offering, but does not otherwise expect to extend the Expiration Date.

METHOD OF EXERCISE OF RIGHTS

     Rights may be exercised by filling in and signing the reverse side of the subscription certificate and mailing it in the envelope provided, or otherwise delivering the completed and signed subscription certificate to the Company, together with payment for the shares of Common Stock as described below under "--Payment for Shares." Completed subscription certificates must be received by the Company prior to 5:00 p.m., New York City time, on the Expiration Date (unless payment is effected by means of a notice of guaranteed delivery as described below under "--Payment for Shares") at the offices of the Company at one of the addresses set forth below. Rights may also be exercised through a stockholder's broker, who may charge such stockholder a servicing fee.

SIGNED SUBSCRIPTION CERTIFICATES SHOULD BE SENT TO THE COMPANY by one of the methods described below:

     (1)  BY MAIL: JAYARK CORPORATION 300 PLAZA DRIVE, VESTAL, NEW YORK 13850

     (2) BY HAND, EXPRESS MAIL OR OVERNIGHT COURIER: JAYARK CORPORATION 300 PLAZA DRIVE, VESTAL, NEW YORK 13850

     (3)  BY FACSMILIE (TELECOPIER): JAYARK CORPORATION (607)-798-1079

PAYMENT FOR SHARES

     Stockholders who acquire shares of Common Stock on Primary Subscription may choose between the following methods of payment:

     (1) A stockholder can send the subscription certificate together with payment for the shares of Common Stock acquired on Primary Subscription to the Company. To be accepted, such payment, together with the executed subscription certificate, must be received by October 13, 1998 at one of the addresses set forth above prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will deposit all stock purchase checks received by it prior to the final due date into a segregated interest bearing account (which interest will accrue to the benefit of the Company). A PAYMENT BY THIS METHOD MUST BE IN UNITED STATES DOLLARS BY MONEY ORDER OR CHECK DRAWN ON A BANK LOCATED IN THE UNITED STATES, MUST BE PAYABLE TO JAYARK CORPORATION, AND MUST ACCOMPANY AN EXECUTED SUBSCRIPTION CERTIFICATE FOR SUCH SUBSCRIPTION

          CERTIFICATE TO BE ACCEPTED. ALTERNATIVELY, PAYMENT MAY BE MADE BY ASSIGNMENT TO THE COMPANY OF DEBT OF THE COMPANY HELD BY SUCH HOLDER OF THE SUBSCRIPTION CERTIFICATE IN A PRINCIPAL AMOUNT EQUAL TO THE SUBSCRIPTION PRICE.

     (2) Alternatively, a subscription will be accepted by the Company if, prior to 5:00 p.m., New York City time, on the Expiration Date, the Company has received a notice of guaranteed delivery by facsimile (telecopy) or otherwise from a bank or a trust company guaranteeing delivery of (i) payment of the full Subscription Price for the shares of Common Stock subscribed for on a Primary Subscription, and (ii) a properly completed and executed subscription certificate. The Company will not honor a notice of guaranteed delivery if a properly completed and executed subscription certificate and full payment for shares of Common Stock are not received by the Company by the close of business on the fifth business day after the Expiration Date (the "Confirmation Date") October 20, 1998.

     Within five business days following the Expiration Date, a confirmation will be sent by the Company to each stockholder (or, if the stockholder's shares of Common Stock are held by Cede or any other depository or nominee), showing (i) the number of shares of Common Stock acquired on Primary Subscription; and (ii) the Subscription Price and total price for the shares of Common Stock acquired. All payments by a stockholder must be in United States dollars by money order or check drawn on a bank located in the United States of America and payable to Jayark Corporation or by assignment to the Company of debt of the Company in a principal amount equal to the Subscription Price.

     Whichever of the methods described above is used, issuance and delivery of certificates for the shares of Common Stock purchased are subject to collection of checks and actual payment pursuant to any notice of guaranteed delivery.

     If a stockholder who subscribes shares of Common Stock on Primary Subscription does not make payment of any amounts due, the Company reserves the right to take any or all of the following actions: (i) allow the Koffman Group to subscribe for such subscribed and unpaid shares of Common Stock;
(ii) apply any payment actually received by it toward the purchase of the greatest number of shares of Common Stock which could be acquired by such holder upon exercise of the Rights; and/or (iii) exercise any and all other rights or remedies to which it may be entitled.

TRANSFERABILITY OF RIGHTS

     The Rights are transferable, and it is possible that the Rights may be quoted over-the-counter on the "pink sheets" published by the National Quotation Bureau although there can be no assurance that trading will develop. Neither the Rights nor the underlying shares of Common Stock will be listed on a national securities exchange.

DELIVERY OF STOCK CERTIFICATES

     Stockholders whose shares of Common Stock are held of record by Cede or by any other depository or nominee on their behalf or on behalf of their broker-dealers will have their shares of Common Stock acquired on Primary Subscription credited to the account of Cede or such other depository or nominee. With respect to all other stockholders, stock certificates for all shares of Common Stock acquired on Primary Subscription will be mailed as soon as practicable after the Confirmation Date and after payment for the shares of Common Stock subscribed for has cleared, which clearance may take up to 15 days from the date of receipt of the payment.

FEDERAL INCOME TAX CONSEQUENCES

     Each stockholder should consult his or her tax advisor concerning the tax consequences to such stockholder, if any, of the Rights Offering.

PURCHASE OF SHARES BY THE KOFFMAN GROUP

     The Koffman Group, which consists of the following David Koffman, Chairman of the Board of Directors and President of the Company, Richard Koffman, Milton Koffman, Jeffrey Koffman, Sara Koffman, Ruthanne Koffman, Elizabeth Koffman, Steven Koffman and three entities controlled by members of the Koffman family, has agreed with the Company that it will exercise in full its Rights to purchase Common Stock on Primary Subscription and will purchase any shares not purchased by other stockholders on Primary Subscription at the Subscription Price. The Koffman Group beneficially owns 4,957,179 million shares of Common Stock, and which represents approximately 54% of the Common Stock outstanding as of such date. If all other stockholders exercise in full their Rights on Primary Subscription, the Koffman Group will continue to own beneficially approximately 54% of the Common Stock outstanding immediately following consummation of the Rights Offering. In the event that no other stockholders exercise their Rights, the Koffman Group will beneficially own 23,399,577 shares of Common Stock (representing approximately 85% of the Common Stock outstanding immediately following consummation of the Rights Offering) after exercise in full of the Rights issued to it on Primary Subscription and after giving effect to the purchase by it of shares not subscribed for by other stockholders on Primary Subscription.

     The Koffman Group will not be obligated to purchase any shares of Common Stock pursuant to the Rights Offering under certain circumstances, including in the event of any material adverse change in the results of operations, financial conditions or prospects of the Company.

PURPOSES OF THE COMPANY'S AGREEMENT WITH THE KOFFMAN GROUP

     As noted above, the Koffman Group has agreed with the Company that it will exercise in full the Rights issued to it on Primary Subscription at a price per share equal to the Subscription Price. In addition, The Koffman Group has agreed to purchase, at the Subscription Price, any shares of Common Stock not purchased by the other stockholders on Primary Subscription. The Company has entered into such agreement in order to ensure that the Rights Offering will be fully subscribed and result in gross proceeds, together with reduction in Company debt, of $1,884,240 to the Company.

INTERPRETATION; TERMINATION OF RIGHTS OFFERING

     All questions as to the validity, form, eligibility, including time of receipt, and acceptance of any subscription or request for division will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Stock or Rights pursuant thereto could be deemed unlawful. The Company also reserves the right to waive any defect with regard to any particular subscription. The Company shall not be under any duty to give notification of any defect or irregularity in subscription, nor shall it incur any liability for failure to give such notification of any defect or such notification. Subscriptions will not be deemed to have been made until any such defect or irregularity has been cured or waived within such time as the Company shall determine. Subscriptions with defects or irregularities which have not been cured or waived will be returned by the Company to the appropriate holder of the Rights as soon as possible. See also "--State and Foreign Securities Laws."

     The Company further reserves the right to terminate the Rights Offering prior to acceptance of subscriptions by the Company; however, in the absence of a material adverse change in its business, financial condition or results of operations, the Company expects to consummate the Rights Offering. The Koffman Group will not be obligated, however, to purchase any shares of Common Stock pursuant to the Rights Offering under certain circumstances, including in the event of any material adverse change in the results of operations, financial condition or prospects of the Company. See "The Rights Offering -- Purchase of Shares by The Koffman Group."

RISK OF DELIVERY; DELIVERY BY MAIL

     The risk of delivery of all documents and payments is on subscribers, not the Company. If the mail is used, it is recommended that insured, registered mail be used and that a sufficient number of days be allowed to ensure delivery to the Company before the Expiration Date. The Company will accept subscriptions delivered via U.S. Mail before 5:00 p.m., New York City time, on October 20, 1998 (one week after the Expiration Date), provided such subscriptions are postmarked on or before the Expiration Date. Thereafter, unexercised Rights will be void.

DILUTIVE EFFECTS OF RIGHTS OFFERING

     To the extent a stockholder does not exercise its Rights, such stockholder's percentage equity interest in the Company and voting power immediately upon completion of the Rights Offering could be diluted by as much as 67% as a result of the 18,442,398 shares of Common Stock issuable in connection with the Rights Offering. Consequently, such stockholder's participation in any potential future increase in the value of the Company would be reduced. See "--Purchase of Shares by The Koffman Group."

     Conversely, to the extent that a stockholder does exercise its Rights, the Subscription Price is greater than the net tangible book value per share of the Common Stock, which was $(.35) at April 30, 1998. Assuming all of the shares offered hereby are purchased on Primary Subscription, there will be an immediate dilution from the Subscription Price paid by purchasers to the pro forma net tangible book value per share of the Common Stock immediately following consummation of the Rights Offering in an amount of $.15.

     The following table illustrates this per share dilution:


  Subscription Price .....................................................  $.10

  Net tangible book value per share prior to the Rights Offering, as of April 30, 1998 ................................................. ($.35)

  Increase in net tangible book value per share attributable to the
    Rights Offering ......................................................  $.30

Pro forma net tangible book value per share as of April 30, 1998 ......... ($.05)

Dilution to purchaser of Common Stock in the Rights Offering .............  $.15

STATE AND FOREIGN SECURITIES LAWS

     The Company will not offer, sell or issue any of the Rights or the Common Stock in any jurisdiction where it is unlawful to do so or whose laws, rules, regulations or orders would require the Company, in its sole discretion, to incur costs, obligations or time delays disproportionate to the net proceeds to be realized by the Company from such offers, sales or issuances. The Rights may not be exercised by any person, and neither this Prospectus nor any subscription certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction in which such transactions would be unlawful. No action has been taken in any jurisdiction outside the United States to permit offers and sales of the Rights of Common Stock. Consequently, the Company may reject subscriptions pursuant to the exercise of Rights by any holder of Rights outside the United States, and the Company may also reject subscriptions from holders in jurisdictions within the United States if it should later determine that it may not lawfully issue shares to such holders, even if it could by qualifying the shares for sale or by taking other actions in such jurisdictions, or that the costs, obligations or time delays related thereto are disproportionate to the net proceeds to be realized therefrom.

NO REVOCATION

     Once a holder of Rights has exercised the subscription privilege, such exercise may not be revoked.

                                  USE OF PROCEEDS

     The net proceeds of $1,790,000 to the Company from the sale of the Common Stock offered hereby will be used to retire $1,790,000 of notes payable and subordinated notes, including accrued interest, with related parties.

                                 DIVIDEND POLICY

     The Company has paid no cash dividends on its Common Stock, and there is no assurance that the Company will achieve sufficient earnings to pay cash dividends on its Common Stock in the future. The Company intends to retain any earnings for use in its business, and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                            PRICE RANGE OF COMMON STOCK

     Effective July 10, 1997, the Company's Common Stock was delisted due to the Company's non-compliance with the NASDAQ's minimum capital and surplus requirement. Bid quotations for the Company's Common Stock may be obtained from the "pink sheets" published by the National Quotation Bureau, and the Common Stock is traded in the over-the-counter market. The following table presents the quarterly high and low bid quotations during the last two fiscal years. These quotations reflected the inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                            COMMON STOCK TRADE PRICE AS OF:
                             1998          1997          1996
                         -----------   -----------   -----------
                         High   Low    High   Low    High   Low

First Quarter            0.31   0.19   0.56   0.19   2.56   0.81
Second Quarter           0.19   0.19   0.41   0.13   1.06   1.00
Third Quarter            0.19   0.19   0.50   0.19   0.91   0.56
Fourth Quarter           0.17   0.09   0.50   0.25   0.69   0.44


                              CAPITALIZATION

     The following table set forth the consolidated capitalization of the Company at April 30, 1998, and as adjusted to reflect: (i) the sale of the Common Stock offered by the Company and (ii) the application of the estimated net proceeds therefrom as described under "Use of Proceeds."


                                                               PRO FORMA AS
AS OF APRIL 30, 1998                    ACTUAL    PRO FORMA     ADJUSTED(1)
--------------------------------------  ------    ---------    ------------
                                                (in thousands)

Long-term Debt                          $ 3,446    $ 3,446        $ 1,656

Stockholders' equity (deficit)(2)
  Common Stock of $0.01 par value.
  Authorized 30,000,000 shares and
  9,221,197 issued and outstanding,
  27,633,595 share issued and
  outstanding pro forma.                  2,766         276           276

Additional Paid-in-Capital                8,066      12,346        12,346

Accumulated Deficit                     (13,758)    (13,758)      (13,758)

  Total Stockholders' Deficit            (2,926)     (1,136)       (1,136)

    Total Capitalization                $   520     $ 2,310       $   520


(1) The "Pro Forma as Adjusted" reflects the repayment of notes payable and subordinated notes with related parties.

(2) Adjusted to reflect Amendment to Certificate of Incorporation filed in July 1998 increasing authorized common stock to 30,000,000 shares and decreasing par value to $0.01 per share.

                                   DILUTION

     The net tangible book value of the Company at April 30, 1998 was $(3,194,308), or ($.35) per share of Common Stock. "Net tangible book value per share" represents the amount of tangible assets less total liabilities and divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 18,442,398 shares of Common Stock offered hereby (after deduction of the estimated offering expenses), the pro forma net tangible book value of the Company at April 30, 1998 would have been (1,404,308) or (.05) per share of Common Stock. This represents an immediate increase in net tangible book value of $.30 per share to current stockholders and an immediate dilution of $.15 per share to new stockholders purchasing shares of Common Stock in this offering. The following table illustrates this dilution on a per share basis:

Subscription Price .......................................................  $ .10
                                                                            -----
Net tangible book value per share prior to this offering .................   (.35)
                                                                            -----
Increase in net tangible book value per share attributable to
  this offering ..........................................................    .30
                                                                            -----
Pro forma net tangible book value after giving effect to this
  offering ...............................................................   (.05)
                                                                            -----
Dilution to new purchasers of Common Stock in this offering ..............  ($.15)
                                                                            -----
                                                                            -----



                             SELECTED CONSOLIDATED FINANCIAL DATA

YEAR ENDED APRIL 30,
RESULTS OF OPERATIONS:             1998       1997       1996       1995       1994
-------------------------------  ---------  ---------  ---------  ---------  ---------
                                   (all amounts in thousands except number of shares
                                                   and per share data)

Net Revenue                       $13,605    $12,638    $11,856    $11,631     $9,594

Earnings (Losses) from
  Continuing Operations             $76      ($264)      ($228)       $1       ($154)

Earnings (Losses) from
  Discontinuing Operation            --     ($5,795)    ($6,957)     $772      $1,206

Net Earnings (Losses)               $76     ($6,059)    ($7,185)     $773      $1,052

Basic Earnings (loss) per
  Per Share from
  Continuing Operations             $.01     ($0.03)     ($0.03)    $0.00      ($0.02)

Basic Earnings (loss) per
  Per Share from
  Discontinuing Operations           --      ($0.66)     ($0.89)    $0.11       $0.18

Average Shares Outstanding       9,221,199  8,802,528  7,833,990  6,867,083  6,682,344

BALANCE SHEET INFORMATION

Total Asset                        $2,635     $2,754     $8,327    $18,085    $10,419    $9,426

Long Term Obligations              $3,446     $3,407     $1,972     $1,543     $1,812    $2,117

Working Capital (Deficit)           $157       ($7)      ($233)     $2,067     $1,331    $1,916

Stockholders' Equity (Deficit)    ($2,926)   ($3,002)    $2,586     $8,614    $11,543   $11,236


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     CERTAIN STATEMENTS CONTAINED IN THE DISCUSSION BELOW, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS "BELIEVES," "EXPECTS," AND WORDS OF SIMILAR IMPORT, CONSTITUTE "FORWARD-LOOKING" STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: THE EFFECTS OF FUTURE EVENTS ON THE COMPANY'S FINANCIAL PERFORMANCE; THE RISK THAT THE COMPANY MAY NOT BE ABLE TO FINANCE ITS PLANNED GROWTH; RISKS RELATED TO THE RETAIL INDUSTRY IN WHICH THE COMPANY COMPETES, INCLUDING POTENTIAL ADVERSE IMPACT OF EXTERNAL FACTORS SUCH AS INFLATION, CONSUMER CONFIDENCE, UNEMPLOYMENT RATES AND CONSUMER TASTES AND PREFERENCES; AND THE RISK OF POTENTIAL INCREASE IN MARKET INTEREST RATES FROM CURRENT RATES. GIVEN THESE UNCERTAINTIES, CURRENT AND PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY DISCLAIMS ANY OBLIGATION TO UPDATE ANY SUCH FACTORS OR TO PUBLICLY ANNOUNCE THE RESULT OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

                   COMPARISON OF FISCAL YEAR ENDED APRIL 30, 1998
                        WITH FISCAL YEAR ENDED APRIL 30, 1997

NET REVENUES

     Consolidated Revenues of $13,604,000 increased $966,000, or 7.6%, from fiscal 1997. The increase is the result of a $1,130,000 increase in direct sales due to volume increases. However, these increases were primarily offset by decreases in rental sales ($206,000).

COST OF REVENUES

     Consolidated Cost of Revenues of $11,446,000 increased $854,000, or 8.1%, from the prior fiscal year primarily due to increased revenues. The total gross margin decreased .3% from the prior fiscal year due to a change in product mix.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

     Consolidated Selling, General and Administrative Expenses of $1,717,000 decreased $331,000 or 16.2% as compared to the prior reporting year. Jayark Corporate recognized cost reductions in legal and professional fees of $119,000 due to reduced legal representation in the current year and higher than normal audit and accounting fees incurred in Fiscal 1997, an $88,000 decrease in taxes due to a reduction in Franchise Tax expenses and refunds received from prior year returns, and, decreases in other miscellaneous expense accounts of $86,000 as a result of the Company's overall cost reduction plan. AVES decreased spending $38,000, primarily a result of an increase in miscellaneous income.

INTEREST EXPENSE

     Consolidated Interest Expense of $366,000 increased $26,000 or 7.5%. Corporate interest increased due to an increase in borrowing.

OTHER INCOME

     Consolidated Other Income of $200 decreased $78,349 or 99.7%. This decrease is a result of 1997 gains on the disposal of fixed assets and other miscellaneous income.

PRE TAX INCOME FROM CONTINUING OPERATIONS

     Consolidated Pre Tax Income from Continuing Operations is $76,000 as compared to a prior year's net loss of $264,000. This is a result of higher revenues combined with lower Selling, General, and Administrative expenses.


                   COMPARISON OF FISCAL YEAR ENDED APRIL 30, 1997
                        WITH FISCAL YEAR ENDED APRIL 30, 1996

REVENUES

     Consolidated Revenues of $12,638,000 increased $782,000 or 6.6% from fiscal 1996. The increase was the result of a $1,105,000 increase in direct sales and a slight increase in rental sales from 1996. However, these increases were offset primarily by decreases in contract sales ($323,000). The increased sales were primarily a result of the increased emphasis on direct sales rather than contract sales.

COST OF REVENUES

     Consolidated Cost of Revenues of $10,592,000 increased $822,000 or 8.4% from the prior fiscal year. The increase reflected the higher costs associated with direct sales rather than those incurred on contract sales. Total gross margin decreased an aggregate of 1.9% from the prior fiscal year due to decreases in margin related to the transition to direct sales, which had a lower margin with higher volume.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

     Consolidated Selling, General and Administrative Expenses of $2,000,000 decreased $110,000 or 5.2% as compared to the prior reporting year. AVES decreased depreciation expense by $38,000 due to the disposal of assets at the end of fiscal 1996. The Corporate office decreased insurance expenses $50,000 due to savings on premiums and $22,000 in payroll expense.

INTEREST EXPENSE

     Consolidated Interest Expense of $340,000 increased $11,000 or 3.3%. The increase was due to increased borrowing levels during fiscal 1997.

OTHER INCOME

The Company incurred consolidated Other Income of $79,000 as a result of gains on the disposal of fixed assets and other miscellaneous income.

PRE TAX LOSS FROM CONTINUING OPERATIONS

     Consolidated Pre tax Loss from Continuing Operations was $264,000 as compared to a prior year's net loss of

$116,000. This was primarily a result of lower spending associated with Selling, General, and Administrative expenses and other miscellaneous income.

NET LOSS ON DISCONTINUED OPERATIONS

     Consolidated Net Loss from Discontinued Operations was $5,795,000, which represented losses from the discontinued Rosalco operation of $3,294,000, the establishment of accruals in the amount of $300,000 for expenses and guarantees related to the closing, the write off of an intercompany receivable and other assets of $476,000, and the write off of the remaining net assets of Rosalco of $1,725,000.

                 COMPARISON OF FISCAL YEAR ENDED APRIL 30, 1996
                      WITH FISCAL YEAR ENDED APRIL 30, 1995

REVENUES

     Consolidated Revenues of $11,856,000 increased $225,000 or 1.9% from fiscal 1995. AVES increased its revenues, by continued emphasis on increasing direct sales as opposed to rental revenues, thus resulting in increased unit sales at a lower gross profit margin as compared to rental gross profit.

COST OF REVENUES

     Consolidated Cost of Revenues of $9,770,000 increased $260,000 or 2.7% from the prior fiscal year. The increase in AVES' cost of revenues reflects the increase in sales revenue.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

     Consolidated Selling, General and Administrative Expenses of $2,109,000 decreased $36,000 or 1.7% as compared to the prior reporting year primarily due to a decrease in payroll and related benefit costs incurred by AVES.

INTEREST EXPENSE

     Consolidated Interest Expense increased $161,000 primarily due to the increase in the amount of short-term borrowings, resulting from increased inventory levels due to the decrease in sales, and increased cost of borrowings.

LOSS ON ABANDONMENT OF INVESTMENT

     The Company incurred a consolidated Loss on Investment of $4,363,000. The loss was incurred as a result of Corporate abandoning its investment and writing off its advances in certain assets and a business acquired in June, 1995. This expense was mainly comprised of writing off investment costs and wind down costs such as payroll expenses and other accruals which were necessary for proper liquidation.

LOSS ON DISCONTINUING OPERATIONS

     Loss on Discontinued Operations reflects the losses incurred by the discontinued Rosalco operation. The increase in losses of Rosalco in 1996 indicates the effect of a soft retail market, change in product mix, slower deliveries from overseas suppliers and credit restraints from suppliers.

NET INCOME

     Consolidated Net Loss of $7,185,000 as compared to income of $773,000 decreased $7,958,000 as a result of reduced revenues, write-offs of investments, discontinued operations, and increased operating expenses.


                      LIQUIDITY AND CAPITAL RESOURCES

     At April 30, 1998, consolidated open lines of credit available to the Company for borrowing, were $950,000 as compared to $750,000 at April 30, 1997. It is the opinion of the Company's management that operating expenses, as well as obligations coming due during the next fiscal year, will be met primarily by cash flow generated from operations and from available borrowing levels.

WORKING CAPITAL

     Working capital was $157,067 at April 30, 1998, compared to a working capital deficit of $7,003 at April 30, 1997. The increase in working capital is largely due to cash flows from operations.

     Net cash provided by operating activities was $384,540 in 1998 resulting from a decrease in accounts receivable and inventory as well as an increase in accrued salaries. This was partially offset by a decrease in the accrued losses related to the discontinued operations of Rosalco.

     Cash flows used for investing activities during the year ended April 30, 1998 were $51,636 as a result of capital expenditures by the continuing AVES division.

     Cash used by financing activities of $161,186 arose from payment on AVES' line of credit.

     In March 1997, AVES established a line of credit with BSB Bank & Trust, Binghamton, New York, in the amount of $1,250,000. The interest rate is 8.75% annually and the line is due and payable on March 1, 2000. There are no financial covenants associated with the line of credit. As of April 30, 1998, AVES has $300,000 outstanding.

     In July 1998, the Company amended its Certificate of Incorporation increasing its authorized Common Stock from 10,000,000 to 30,000,000 shares and decreasing the par value of its Common Stock from $.30 to $.01 per share.

     In June 1998 Jayark Corporation, through a newly formed, wholly owned subsidiary, MED Services Corp. ("Med"), entered into a Purchase and Sale Agreement with Vivax Medical Corporation ("Vivax"), a company that manufactures, sells and rents durable medical equipment to hospitals, nursing homes and individuals. Under the terms of the agreement, Med purchased certain medical equipment from Vivax for cash of $579,700 and a $144,925 unsecured promissory note due in five years. Med then entered into a Consignment Agreement with Vivax whereby this medical equipment was consigned to Vivax to rent through its distribution network. In consideration of Vivax renting and maintaining the Med equipment, Vivax is entitled to a range of forty-eight to sixty-seven percent of the rental proceeds, based upon the equipment rented. Vivax has an option to purchase the medical equipment from Med after the twenty-fourth, thirty-sixth and forty-eighth month of the consignment period. Med, under the Purchase and Sale Agreement has an option, through October 31, 1999 to purchase an additional $2,475,000 of medical equipment from Vivax. Upon the expiration of the consignment period, which is five years from the purchase of the equipment, Med has the option to sell the equipment back to Vivax.

     Med negotiated a $1,000,000 revolving line of credit with Atlantic Bank of New York and invested approximately $130,000 of the Company's presently available working capital to purchase the medical equipment. The $1,000,000 line of credit is due one year from signing and bears interest at prime plus 2%. The line of credit is secured by the inventories and accounts receivable of Med. There are no financial covenants associated with the line of credit. As of July 31, 1998 Med has $450,000 outstanding on the line of credit.

     If the medical equipment is successfully rented, the rental income and cash flow could have a material affect on the operating results of Jayark Corporation. There can be no assurances that the Company will be successful in renting the medical equipment.

     The Company had no material commitments for capital expenditures as of April 30, 1998.

IMPACT OF INFLATION

     Management of the Company believes that inflation has not significantly impacted either net sales or net earnings during the year ended April 30, 1998. The Company has generally been able to pass along price increases from its manufacturers.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued two new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in financial statements. It also establishes standards for disclosures regarding products and services, geographic areas and major customers.

     Both of these new standards are effective for financial statements for Fiscal 1999, and require comparative information for earlier years to be restated. Management does not expect these two standards to have a significant impact on future financial statement disclosures.

YEAR 2000

     Management is in the process of determining whether all of the Company's accounting and operational systems are year 2000 compliant. Management does not expect the costs associated with any required conversions of systems to ensure year 2000 compliance to be significant.

                                   BUSINESS

GENERAL

     Jayark Corporation ("Jayark" or "the Company") conducts its operations through AVES Audiovisual Systems, Inc. ("AVES"), a wholly owned subsidiary.

     AVES distributes for resale, as well as rents, a broad range of audiovisual, video and communications equipment and supplies. Its customer base includes schools, industry and hotels. The warehousing, sales and administrative operations of AVES are located in Houston, Texas.

     The Company was originally incorporated in New York in 1958. In 1991, the Company changed its state of incorporation to Delaware.

DISCONTINUED OPERATIONS

     As a result of continued losses due to a soft retail market, low margins, competitive pressures, and price reductions, the Company had been looking for methods to sell or otherwise dispose of the operations of Rosalco Inc., ("Rosalco") a wholly owned subsidiary of Jayark. Rosalco had been in the business of the distribution of more than 300 different products, including occasional furniture, brass beds, custom jewelry cases and accessories, most of which are imported from outside the continental United States. Rosalco also developed special designs for several customers. Rosalco was headquartered in Jeffersonville, Indiana. All efforts to sell Rosalco were unsuccessful, and it was officially closed on October 22, 1997. The assets of Rosalco were secured as part of its borrowing agreement. Shortly after the closing, a receiver was assigned to liquidate the secured assets of Rosalco to satisfy the loan principal. The financial statements have been restated to reflect Rosalco's operations for all periods as discontinued operations. In fiscal 1997, Jayark incurred a $5,795,000 loss on Discontinued Operations, which includes $3,294,000 loss from operations for the year ended April 30, 1997, the establishment of accruals in the amount of $300,000 for expenses and guarantees related to the closing, the write off of an intercompany receivable and other assets of $476,000, and the write off of the remaining net assets of Rosalco of $1,725,000.

RECENT EVENTS

     In July 1998, the Company amended its Certificate of Incorporation increasing its authorized Common Stock from 10,000,000 to 30,000,000 shares and decreasing the par value of its Common Stock from $.30 to $.01 per share.

     In June 1998 Jayark Corporation, through a newly formed, wholly owned subsidiary, MED Services Corp. ("Med"), entered into a Purchase and Sale Agreement with Vivax Medical Corporation ("Vivax"), a company that manufactures, sells and rents durable medical equipment to hospitals, nursing homes and individuals. Under the terms of the agreement, Med purchased certain medical equipment from Vivax for cash of $579,700 and a $144,925 unsecured promissory note due in five years. Med then entered into a Consignment Agreement with Vivax whereby this medical equipment was consigned to Vivax to rent through its distribution network. In consideration of Vivax renting and maintaining the Med equipment, Vivax is entitled to a range of forty-eight to sixty-seven percent of the rental proceeds, based upon the equipment rented. Vivax has an option to purchase the medical equipment from Med after the twenty-fourth, thirty-sixth and forty-eighth month of the consignment period. Med, under the Purchase and Sale Agreement has an option, through October 31, 1999 to purchase an additional $2,475,000 of medical equipment from Vivax. Upon the expiration of the consignment period, which is five years from the purchase of the equipment, Med has the option to sell the equipment back to Vivax.

     Med negotiated a $1,000,000 revolving line of credit with Atlantic Bank of New York and invested approximately $130,000 of the Company's presently available working capital to purchase the medical equipment. The $1,000,000 line of credit is due one year from signing and bears interest at prime plus 2%. The line of credit is secured by the inventories and accounts receivable of Med. There are no financial covenants associated with the line of credit. As of July 31, 1998 Med has $450,000 outstanding on the line.

     If the medical equipment is successfully rented, the rental income and cash flow could have a material affect on the operating results of Jayark Corporation. There can be no assurances that the Company will be successful in renting the medical equipment.


                          DESCRIPTION OF AVES' BUSINESS

PRODUCTS

     AVES distributes and rents a broad range of audio video and communications equipment and supplies. Among the items distributed are movie, filmstrip and slide projectors; projection screens and lamps; video cameras and systems; laser videodisc, video projection, TV monitors and receivers; video systems; public address systems, microphones and headsets; tape recorders, record players, cassette recorders, and related accessories and supplies. Some of the items sold (such as blank audio cassettes, headsets and cassette recorders, duplicating equipment and supplies, laminating film and equipment for document projection) are either assembled by AVES itself or purchased from private label and other sole source suppliers and distributed under the "AVES" and "LAMCO" names. AVES also distributes the products of brand name manufacturers such as RCA-TM-, GE-TM-, Mitsubishi, Elmo, Panasonic, Ikegami, Videotek, Hitachi, Pioneer, Leitch, Quasar, Telex Corporation, Kodak, Dukane, Sharp, Sony, 3M Brand, Luxor and miscellaneous other brand names. Brand name and "house" brand products account for approximately 97% and 3% of AVES sales, respectively. The Company also offers repair services, audio visual consulting & design, engineering, installation and servicing of audiovisual systems to businesses, hospitals and hotels.

RAW MATERIALS

     The sources and availability of raw materials are not significant for an understanding of AVES' business since competitive products are obtainable from alternative suppliers. AVES carries an inventory of merchandise for resale and for rental operations that is adequate to meet the rapid delivery requirements (frequently same day shipments) of its distribution business.

PATENTS

     There are no patents, trademarks, licenses, franchises or concessions that are material to Aves' business.

SALES

     AVES currently distributes and rents its products in the United States, primarily by means of catalogs, telephone orders and a field sales force. Sales of AVES are not seasonal, except that sales to schools typically are higher from April through July than at other times during the year.

CUSTOMERS

     In fiscal 1998, 72% of AVES revenues were to schools and other educational institutions. The remaining 28% came from sales to business and industry (25%) and rental of AVES equipment, primarily to hotels, (3%). Approximately 70% of the AVES revenues in fiscal 1997 were from sales to schools and other educational institutions. The remaining 30% came from the rental of AVES systems primarily to hotels (approximately 3%) and sales to business and industry (approximately 27%). In fiscal 1996, 70.2% of AVES revenues were from sales to schools and other educational institutions. The remaining 29.8% came from the rental of AVES systems primarily to hotels (approximately 3.8%), and sales to business and industry (approximately 26%). In fiscal 1995, 69.5% of AVES revenues were from sales to schools and other educational institutions. The remaining 30.5% came from the rental of AVES systems primarily to hotels (approximately 6.3%), and sales to business and industry (approximately 24.2%).

BACKLOG

     The amount of unfilled sales orders of AVES at April 30, 1998, was $904,000 as compared to $758,320 at April 30, 1997. The amount of unfilled sales orders is a meaningful measure of AVES' operations.

COMPETITION

     The Company believes that AVES is one of the most diversified national audio visual purveyors in the United States, given the different types of services and products offered by the subsidiary. AVES' principal means of competition are its aggressive pricing, technical expertise, quick delivery and the broad range of product lines available through its distribution channels.

EMPLOYEES

     At April 30, 1998, AVES had 20 employees.


                                     MANAGEMENT

     Set forth below is a list of the directors, executive officers and key employees of the Company and their respective ages as of April 30, 1998, and, as to directors, the expiration date of their current term of office:

                                 CURRENT DIRECTORS

Name                 Age   Term Expires   Position Presently Held           Director Since
----                 ---   ------------   -----------------------           --------------
David L. Koffman     39       2000        Chairman, President, Chief             1983
                                          Executive Officer and Director

Frank Rabinovitz     55       2000        Executive Vice President, Chief        1989
                                          Operating Officer, Director and
                                          President of AVES

Robert C. Nolt       50       2001        Chief Financial Officer and Director    N/A

Arthur G. Cohen      69       1999        Director                               1990

     DAVID L. KOFFMAN was elected President and Chief Executive Officer of the Company in December 1988. Prior to that time, he served as Director and Vice President of the Company for over seven years.

     FRANK RABINOVITZ was elected Executive Vice President, Chief Operating Officer and Director of the Company in 1989. In addition, he is the President of the Company's audiovisual subsidiary and has served in this capacity for more than eight years, as well as in various other executive and management capacities since 1980.

     ROBERT C. NOLT is Chief Financial Officer and Director of the Company. In addition, Mr. Nolt is Chief Financial Officer in Binghamton Industries, Inc., a company controlled by the principal shareholders of the Company. Prior to joining the Company, Mr. Nolt was Vice President of Finance of RRT-Recycle America, Inc. Mr. Nolt is a Certified Public Accountant with over 25 years of experience in the Accounting field and has served in a number of executive positions. Before joining RRT in 1993, Mr. Nolt was Chief Financial Officer for the Vestal, NY based Ozalid Corporation.

     ARTHUR G. COHEN has been a real estate developer and investor for more than six years. Mr. Cohen is a Director of Apparel America, Inc., Baldwin, and Arlen, Inc. Burton I. Koffman and Richard E. Koffman are parties to an agreement with Arthur G. Cohen pursuant to which they have agreed to vote their shares in favor of the election of Mr. Cohen to the Board of Directors of the Company.

INFORMATION CONCERNING OPERATIONS FOR THE BOARD OF DIRECTORS

     The Executive Committee of the Board of Directors consists of Mr. David
L. Koffman (Chair) and Mr. Frank Rabinovitz. The function of the Executive Committee is to exercise the powers of the Board of Directors to the extent permitted by Delaware law. As a rule, the Executive Committee meets to take action with respect to matters requiring Board of Directors approval and which cannot await a regular meeting of the Board or the calling of a special meeting. Under Delaware law and the Company's By-laws, both the Board and Executive Committee can act by unanimous written consent to all members.

     The Stock Option Committee of the Board of Directors was created to administer the Company's 1981 Incentive Stock Option Plan, as amended, pursuant to resolution adopted November 24, 1981, giving it authority to exercise powers of the Board with respect to the Plan. The Stock Option Committee consists of Mr. Frank Rabinovitz and Mr. Robert Nolt.

     The Audit Committee of the Board of Directors was created in 1991 to administer and coordinate the activities and results of the annual audit of the Company by independent accountants and to comply with NASDAQ listing requirements. The Audit Committee is comprised of Mr. Frank Rabinovitz and Mr. Robert Nolt.

     The Compensation Committee of the Board of Directors was created in 1993 to administer and review compensation structure, policy and levels of the Company. The Compensation Committee is composed of Mr. Frank Rabinovitz and Mr. David Koffman.


                           EXECUTIVE COMPENSATION

     Set forth in the following table is certain information relating to the approximate remuneration paid by the Company during the last three fiscal years to each of the most highly compensated executive officers whose total compensation exceeded $100,000.

                      SUMMARY COMPENSATION TABLE (1,2,3)


                                                     Annual Compensation
                                                  -------------------------
                                                  Year     Salary      Bonus
                                                  ----    --------    -------
David L. Koffman                                  1998    $162,000          0
Chairman, President and Chief                     1997     162,000          0
Executive Officer                                 1996     162,000          0

Frank Rabinovitz                                  1998    $162,000    $50,000
Director, Executive Vice President,               1997     162,000     50,000
Chief Operating Officer, President of AVES        1996     162,000     50,000

(1) Does not include that value of non-cash compensation to the named individuals, which did not exceed the lesser of $50,000 or, 10% of such individual's total annual salary and bonus. The Company provides a vehicle to each of the named executives for use in connection with Company business but does not believe the value of said vehicles and other non-cash compensation, if any, exceeds the lesser of $50,000 or 10% of the individual's total annual salary and bonus.

(2) The Company has entered into Split Dollar Insurance Agreements with Messrs. David L. Koffman and Frank Rabinovitz, pursuant to which the Company has obtained insurance policies on their lives in the approximate amount of $1,054,000 and $497,700, respectively. The premium is paid by the Company. Upon the death of the individual, the beneficiary named by the individual is entitled to receive the benefits under the policy.
     The approximate amounts paid by the Company during the fiscal year ended April 30, 1998 for this insurance coverage were $36,540 and $25,373, respectively. Such amounts are not included in the above table.

(3) The Company has accrued Mr. Koffman's 1998 salary, however, he has deferred payment until such time as the Company's working capital position improves.

     The following table sets forth-certain information relating to the value of stock options at April 30, 1998:

                        Number of Unexercised Options     Value of Unexercised in-the-
                             at Fiscal Year End         Money Options at Fiscal Year End
                        -----------------------------   --------------------------------
Name                    Exercisable    Unexercisable      Exercisable    Unexercisable
----                    -----------    -------------      -----------    -------------
Frank Rabinovitz          100,000            0              $9,000             0

     Based on the $0.09 per share closing bid price of the common stock on the NASDAQ Stock Exchange on April 30, 1998.

     Effective November 24, 1981 and approved at the annual stockholders meeting in 1982, the 1981 Incentive Stock Option Plan (ISOP) was adopted. An amendment to the ISOP was adopted on December 11, 1989. This amendment increased the number of incentive stock options that can be granted from 150,000 shares to 600,000 shares. The ISOP provides for the granting to key employees and officers of incentive stock options, as defined under current tax laws. The stock options are exercisable at a price equal to or greater than the market value on the date of the grant. No stock options were granted during the fiscal year ended April 30, 1998.

     Effective September 15, 1994 and approved at the annual stockholders meeting in 1994, the 1994 NonEmployee Director Stock Option Plan (the "Director Plan") was adopted and 200,000 shares of the Company's common stock reserved for issuance under the Direct Plan. The Director Plan provided for the automatic grant of nontransferable options to purchase common stock to nonemployee directors of the Company; on the date immediately preceding the date of each annual meeting of stockholder in which an election of directors is concluded, each nonemployee then in office will receive options exercisable for 5,000 share (or a pro rata share of the total number of shares still available under the Director Plan). No option may be granted under the Director Plan after the date of the 1998 Annual Meeting of Stockholders.

     Options issued pursuant to the Director Plan are exercisable at an exercise price equal to not less than 100% of the fair market value (as defined in the Director Plan) of shares of common stock on the day immediately preceding the date of the grant. Options are vested and fully exercisable as of the date of the grant. Unexercised options expire on the earlier of (i) the date that is ten years from the date of which they were granted, (ii) the date which is three calendar months from the date of the termination of the optionee's directorship for any reason other than death or disability (as defined in the Director Plan), or (iii) one year from the date of the optionee's disability or death while serving as a director.

     The Director Plan became effective immediately following the 1994 Annual Meeting of Shareholders. Each nonemployee director in office on the date immediately preceding the date of each year's annual meeting will receive options exercisable for 5,000 shares of common stock.

     During fiscal year ended April 30, 1998, no director options were granted to nonemployee directors.

     Report of the Compensation committee of the Board of Directors on Executive Compensation.

     Except pursuant to its ISOP and the Director Plan, the Company does not have any formal annual incentive program, cash or otherwise, nor does it make annual grants of stock options. Cash bonuses and stock options, including bonuses and options paid to executive officers, have generally been awarded based upon individual performance, business unit performance and corporate performance, in terms of cash flow, growth and net income as well as meeting budgetary, strategic and business plan goals.

     The Company is committed to providing a compensation program that helps attract and retain the best people for the business. The Company endeavors to achieve symmetry of compensation paid to a particular employee or executive and the compensation paid to other employees or executive both inside the Company and at comparable companies.

     The remuneration package of the Chief Executive Officer includes a percentage bonus based on the Company's profitable performance.


     Compensation Committee
          Frank Rabinovitz
          David L. Koffman

                             BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of April 30, 1998, the holdings of the Company's Common Stock by those persons owning of record, or known by the Company to own beneficially, more than 5% of the Common Stock, the holdings by each director or nominee, the holdings by certain executive officers and by all of the executive officers and directors of the Company as a group.

PRINCIPAL STOCKHOLDERS


Name and Address of              Amount and Nature of                     % of
Beneficial Owner                 Beneficial Ownership     Note (1)        Class
-----------------------------    ---------------------    --------        -----
David L. Koffman
300 Plaza Drive, Vestal,
NY 13850                         1,446,727                2               15.7%

Commerzbank AG
31 Charter Road, Hong Kong       1,000,000                                10.8%

Ben Arnold Company
700 Gervais Street, Columbia,
SC 29201                         795,189                                   8.6%

Burton I. Koffman
300 Plaza Drive, Vestal,
NY 13850                         703,500                  3,4,5            7.6%

Joel Margolin
6116 Skyline Drive, Houston,
TX 77057                         517,600                                   5.6%

Richard E. Koffman
300 Plaza Drive, Vestal,
NY 13850                         278,500                  4,6              3.0%

Frank Rabinovitz
6116 Skyline Drive, Houston,
TX 77057                         46,000                   7                 .4%

All Directors &
Executive Officers as a Group    1,492,727                2,3,4,5,6,7,8   16.2%


1. All shares are owned directly by the individual named, except as set forth herein. Includes actual shares beneficially owned and Employee and Director Stock Options exercisable within 60 days. Burton I. Koffman and Richard E. Koffman are brothers. David L. Koffman is the son of Burton
     I. Koffman.

2. Excludes $720,587.79 principal amount of the Company's 12% Convertible Subordinated Debenture, due December 1999, which are convertible into 480,392 shares of Common Stock at a price of $1.50 per share. Excludes 4,166,667 shares of Common Stock subject to a warrant further described under Item 13, Certain Relationships and Certain Transactions. David Koffman may be said to have a beneficial interest in these warrants.

3. Excludes 37,000 shares owned by a charitable foundation of which Burton I. Koffman is President and Trustee.

4. Includes 537,000 shares owned as tenants in common by brothers Richard E. Koffman and Burton I. Koffman.

5.   Excludes 665,962 shares owned by the spouse of Burton I. Koffman.

6.   Excludes 180,000 shares owned by the spouse of Richard E. Koffman.

7. Excludes $49,096.99 principal amount of the Company's 12% Convertible Subordinated Debentures, due December 1999, which are convertible into 32,731 shares of Common Stock at a price of $1.50 per share.

8.   Excludes 656,364 shares owned by a spouse of Arthur Cohen.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  During August 1995, the Company, and Rosalco, Inc. entered into a Reimbursement Agreement with: i) Ben Arnold Company, a corporation beneficially owned by several members of the Burton I. Koffman and Richard E. Koffman families (including David L. Koffman, who is the president and a director of the Company) then Karen Cohen, the wife of Arthur C. Cohen, a director of the Company, who disclaims any beneficial interest in Ben Arnold Company, ii) Ruthanne Koffman (the mother of David L. Koffman and the wife of Burton I. Koffman), iii) Whitehorn Associates, a New York Corporation, and
iv) Joel Margolin pursuant to which each of Rosalco, Ben Arnold Company, Ruthanne Koffman, Whitehorn Associates, and Joel Margolin (the then Vice President of LCL) pursuant to which each of Rosalco, Ben Arnold Company, Ruthanne Koffman, Whitehorn Associates, and Joel Margolin agreed to provide to the CIT Group/Commercial Services, Inc. ("CIT"), the primary lender to LCL, irrevocable standby letters of credit and cash in the aggregate amount of $1,700,000 to serve as additional collateral against which CIT would lend additional working capital to LCL pursuant to CIT's lending arrangements with LCL. Each of Rosalco and Joel Margolin provided $500,000 in cash and letter of credit, each of Ruthanne Koffman and the Ben Arnold Company provided $250,000 in irrevocable standby letters of credit, and Whitehorn Associates provided a $200,000 irrevocable standby letter of credit.

  In consideration for providing the additional collateral, the parties were to receive a total of 282,400 shares of Common Stock of the Company in proportion to the amount of additional collateral initially provided by then, as follows: Joel Margolin was issued 117,600 shares; each of Ruthanne Koffman and the Ben Arnold Company were issued 58,800 shares; and Whitehorn Associates was issued 47,200 shares. All the above shares were issued in fiscal 1997.

  On March 12, 1997, in connection with the State Street Bank financing and the establishing of the BSB Bank & Trust line of credit described under the working capital section above, the Company issued stock warrants totaling 4,166,667 to A-V Texas Holding, LLC, an affiliate of the Company of which David Koffman is a principal shareholder. The warrants allow the holder to purchase 4,166,667 shares of the Company's common stock at $.30. The effectiveness of the warrants is subject to an increase in the available authorized shares of the Company.
The warrants expire on February 1, 2007.

  The arrangement with CIT for the additional financing secured by the additional collateral expired on February 28, 1996. In terms of the agreement, subsequent to that date, to the extent that CIT applied additional collateral to LCL's obligations to CIT, LCL would reimburse the parties for the collateral so applied by CIT, such reimbursement to be made in the ordinary course of business. Alternatively, the parties could at any time after February 28, 1996 receive shares of the Company's Common Stock as reimbursement for the collateral applied by CIT to LCL's obligations to CIT. Each party would receive that number of shares that had a value equal to the amount to such party's collateral that was applied by CIT; for purposes of the agreement, the Company's Common Stock were deemed to have a value of $1.25 per share.

  In July 1996, CIT notified the parties that CIT was applying the additional collateral to LCL's obligations. As a result of the application of the collateral by CIT in October 1996, the parties received the following shares of the Company's Common Stock: Joel Margolin was issued 400,000 shares; each of Ruthanne Koffman and the Ben Arnold Company were issued 200,000 shares; and Whitehorn Associates was issued 160,000 shares.

  In September 1996, certain related parties advanced an additional $500,000 to the Company, which was applied to Rosalco's outstanding line of credit. The related party advances now totaling $1,000,000 are payable on demand and interest is paid monthly at prime plus 2 1/2%.

                         DESCRIPTION OF CAPITAL STOCK

     The Company's Amended Certificate of Incorporation authorizes the Company to issue up to 30,000,000 shares of Common Stock, $.01 par value per share and 5,000,000 shares of Preferred Stock, $0.01 par value per share.

COMMON STOCK

  The holders of Common Stock will be entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors.

  Cumulative voting for the election of directors is not permitted, enabling holders of a majority of the outstanding Common Stock to elect all members of the class of directors whose terms are then expiring. Any director, or the entire Board of Directors, may be removed by the stockholders at any time, with or without cause, by the affirmative vote for the election of directors.

  The holders of Common Stock will have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock will not be subject to any redemption provisions and will not be Convertible into any other securities of the Company.

  The holders of the Common Stock will be entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefore. Holders of Common Stock will be entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities.

STATUTORY BUSINESS COMBINATION PROVISION

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person becomes an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plan); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is (i) the owner of 15% or more of the outstanding voting stock of the corporation; or
(ii) an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or By-laws by action of its stockholders to exempt itself from coverage, provided that such bylaw or certificate of incorporation amendment shall not become effective until 12 months after the date it is adopted. The Company has not adopted such an amendment to its Amended and Restated Certificate of Incorporation or By-laws.

                                LEGAL MATTERS

  The validity of the Common Stock to be issued upon exercise of the Rights will be passed upon by Shustak Jalil & Heller, New York, New York, counsel for the Company.

                                   EXPERTS

  The financial statements on pages F-1 through F-21 included in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                            AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information worth the Securities and Exchange Commission (the "Commission"). The Registration Statement, including the exhibits and schedules thereto, as well as such reports and other information filed by the Company with the Commission, may be inspected without charge, and copied at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located as Seven World Trade Center, Suite 1300, New York, New York, 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and from its public reference facilities located in New York, New York and Chicago, Illinois, at prescribed rates.
The Commission also maintains a website at:  http:\www.sec/gov.

  The Company has filed with the Commission a registration statement on Form S-1 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, exhibits and schedules. Statements contained in the Prospectus as to the contents made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                      JAYARK CORPORATION AND SUBSIDIARIES

     INDEX                                                                              PAGE
--------------------------------------------------------------------------------------------


Consolidated Financial Statements:

Report of Independent Certified Public Accountants                                      F-2

Balance Sheets - April 30, 1998 and 1997                                                F-3

Statements of Operations - For the years ended April 30, 1998, 1997 and 1996            F-4

Statements of Cash Flows - For the years ended April 30, 1998, 1997 and 1996            F-5

Statements of Stockholders' Equity - For the years ended April 30, 1998, 1997 and 1996  F-6

Notes to Consolidated Financial Statements                                              F-7 - F-17


Report of Independent Certified Public Accountants

To the Shareholders and Directors
Jayark Corporation

We have audited the accompanying consolidated balance sheets of Jayark Corporation and Subsidiaries as of April 30, 1998 and 1997 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jayark Corporation and Subsidiaries as of April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1998 in conformity with generally accepted accounting principles.

BDO Seidman, LLP

New York, New York

July 15, 1998, except for Note 15 for which the date is August 7, 1998

                        Jayark Corporation And Subsidiaries
                            Consolidated Balance Sheets
                              April 30, 1998 and 1997

ASSETS

Current Assets                                                           1998            1997
                                                                         ----------------------------
   Cash and Cash Equivalents                                             $    238,858    $     67,140
   Accounts Receivable-Trade, Less Allowance For Doubtful,                  1,723,833       1,838,585
      Accounts of $38,000 in 1998 and $42,000 in 1997
   Other Accounts Receivable                                                    2,277           2,277
   Inventories                                                                271,564         412,846
   Other Current Assets                                                        35,046          20,572
                                                                         ----------------------------
Total Current Assets                                                        2,271,578       2,341,420

Non Current Assets
   Property & Equipment, Less Accumulated Depreciation and Amortization        94,644         122,550
   Excess of Cost Over Net Assets of Businesses Acquired, Less                268,742         290,102
      Accumulated Amortization of $463,695 in 1998 and $442,335 in 1997
                                                                         ----------------------------
Total Non-Current Assets                                                      363,386         412,652
                                                                         ----------------------------
Total Assets                                                             $  2,634,964    $  2,754,072
                                                                         ----------------------------
                                                                         ----------------------------

LIABILITIES
Current Liabilities
   Notes Payable & Line of Credit                                        $    300,000    $    500,000
   Current Maturities of Long Term Debt                                         5,899           7,394
   Accounts Payable                                                           881,266         905,407
   Accrued Salaries and Deferred Compensation                                 298,734         106,531
   Accrual Related to Loss on Discontinued Operations - Rosalco                84,124         305,000
   Accrual Related to LCL Investment                                          113,068         164,579
   Other Current Liabilities                                                  431,418         359,512
                                                                         ----------------------------
Total Current Liabilities                                                   2,114,511       2,348,423

Non Current Liabilities
   Long Term Debt, Excluding Current Maturities                                     -           7,207
   Notes Payable to Related Parties                                         2,046,021       2,000,000
   Subordinated Debentures                                                  1,400,000       1,400,000
                                                                         ----------------------------
Total Non Current Liabilities                                               3,446,021       3,407,207
                                                                         ----------------------------
Total Liabilities                                                        $  5,560,530    $  5,755,630

Commitments

STOCKHOLDERS' EQUITY (DEFICIT)
   Common Stock of $.30 Par Value.  Authorized 10,000,000 Shares,           2,766,359       2,766,359
      Issued 9,221,199 Shares in 1998 and 1997
   Additional Paid-In Capital                                               8,066,122       8,066,122
   Deficit                                                                (13,758,047)    (13,834,039)
                                                                         ----------------------------
Total Stockholders' Equity (Deficit)                                     $ (2,925,566)   $ (3,001,558)
                                                                         ----------------------------
Total Liabilities & Stockholders' Equity (Deficit)                       $  2,634,964    $  2,754,072
                                                                         ----------------------------
                                                                         ----------------------------


           SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JAYARK CORPORATION AND SUBSIDIARIES
                                Consolidated Statements of Operations
                          For The Years Ended April 30, 1998, 1997 and 1996


Continuing Operations:                                                1998            1997            1996
                                                                   -----------    -----------     -----------
Net Revenues                                                       $13,604,558    $12,638,072     $11,856,148

Costs & Expenses
  Cost of Revenues                                                  11,445,669     10,591,857       9,769,969
  Selling, General and Administrative                                1,717,442      2,049,274       2,109,182
  Interest                                                             365,655        339,862         328,687
  Other Income                                                            (200)       (78,549)         (5,300)
                                                                   -----------    -----------     -----------
Total Costs & Expenses                                              13,528,567     12,902,444      12,202,538

Pre Tax Earnings (losses) From Continuing Operations                    75,992       (264,372)       (346,390)

Provision for Income Taxes (Benefit from)                                    -              -        (118,000)
                                                                   -----------    -----------     -----------
Income (loss) from Continuing Operations                                75,992       (264,372)       (228,390)

Income (loss) On Abandonment of Investment, net of
  tax benefit of $365,173 in 1996                                            -              -      (4,363,263)

Income (loss) from Discontinued Operations, net of
  Taxes of -, $350,000, ($100,503) respectively                              -     (3,294,109)     (2,593,594)

Loss on disposition of subsidiary                                            -     (2,500,730)              -
                                                                   -----------    -----------     -----------
Net Income (loss)                                                      $75,992    ($6,059,211)    ($7,185,247)
                                                                   -----------    -----------     -----------
                                                                   -----------    -----------     -----------

Basic and Diluted Earnings (Loss) per Common Share:
  Continuing Operations                                                  $0.01         ($0.03)         ($0.03)
  Discontinued Operations                                                $0.00         ($0.66)         ($0.89)
                                                                   -----------    -----------     -----------
  Net Income (loss)                                                      $0.01         ($0.69)         ($0.92)
                                                                   -----------    -----------     -----------
                                                                   -----------    -----------     -----------

Weighted Average Common Shares:
  Basic and Diluted                                                  9,221,199      8,802,528       7,833,990
                                                                   -----------    -----------     -----------
                                                                   -----------    -----------     -----------

                    SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   JAYARK CORPORATION AND SUBSIDIARIES
                                  Consolidated Statements of Cash Flows
                             For The Years Ended April 30, 1998, 1997 and 1996


Cash Flows From Operating Activities:                                           1998            1997            1996
                                                                             ----------     -----------     -----------
  Net Income (loss)                                                             $75,992     ($6,059,211)    ($7,185,247)
Adjustments to Reconcile Earnings (Loss) to Cash From Operating Activities:
  Stock Issued in Connection with Abandoned Investment                                -               -       1,156,250
  Depreciation and Amortization of Property and Equipment                        79,542          40,089         273,378
  Amortization of Excess of Cost Over Net Assets of Businesses Acquired          21,360          21,360          21,360
  Net Assets of Discontinued Operations -- written off                                -       4,268,849               -
  (Gain) Loss on Disposition of Assets                                                -          21,516               -

Change In Assets and Liabilities Net of Effects From Acquisition of Subs:
  (Increase) Decrease in Deferred Federal Income Tax Expense (Benefit)                -         350,000               -
  (Increase) Decrease in Accounts Receivable Net                                114,752        (105,667)       (787,431)
  (Increase) Decrease in Federal & State Income Taxes Refundable                      -         695,501        (645,951)
  (Increase) Decrease in Inventories                                            141,282          91,709        (121,087)
  (Increase) Decrease in Other Current Assets                                   (14,474)        (12,685)         74,440
  Increase (Decrease) in Accounts Payable                                       (24,141)        320,349         831,184
  Increase (Decrease) in Accrued Salaries and Deferred Compensation             192,202         (77,374)        (15,142)
  Increase (Decrease) in Commissions Payable                                          -               -          85,572
  Increase (Decrease) in Accrual for Discontinued Operations -- Rosalco        (220,876)        305,000               -
  Increase (Decrease) in Other Liabilities                                       18,901        (931,198)      1,784,881
                                                                             ----------     -----------     -----------
    Net Cash Provided By (Used In) Operating Activities                         384,540      (1,071,762)     (4,527,793)

Cash Flows From Investing Activities:

  Capital Expenditures for Property and Equipment                               (51,636)        (83,556)        (66,042)
                                                                             ----------     -----------     -----------
    Net Cash Provided By (Used In) Investing Activities                         (51,636)        (83,556)        (66,042)

Cash Flows From Financing Activities:
  Payments of Long Term Debt                                                     (7,207)        (27,555)        (33,188)
  Proceeds From Insurance of Notes Payable                                       46,021       2,001,084       4,084,000
  Principal Payments on Notes Payable                                          (200,000)     (1,101,997)              -
  Purchase (Repayment) of Subordinated Debentures                                     -               -        (100,000)
  Purchase of Treasury Stock                                                          -               -               -
                                                                             ----------     -----------     -----------
    Net Cash Provided By (Used In) Financing Activities                        (161,186)        871,532       3,950,812

    Net Increase (Decrease) in Cash and Cash Equivalents                        171,718        (283,786)       (643,023)
Cash & Cash Equivalents at Beginning of Year                                     67,140         350,926       1,176,700
Cash & Cash Equivalents relative to discontinued operations                           -               -        (182,751)
                                                                             ----------     -----------     -----------
Cash & Cash Equivalents at End of Year                                         $238,858         $67,140        $350,926
                                                                             ----------     -----------     -----------
                                                                             ----------     -----------     -----------

Supplemental Disclosures of Cash Flow Information:
  Cash Paid For:
    Interest                                                                    $87,626        $171,862        $965,197
                                                                             ----------     -----------     -----------
                                                                             ----------     -----------     -----------
    Income Taxes                                                                      -               -         167,000
                                                                             ----------     -----------     -----------
                                                                             ----------     -----------     -----------
  Non-Cash Transactions:
    Common Stock Issued in Connection With LCL Investment                             -         472,112       1,156,250
                                                                             ----------     -----------     -----------
                                                                             ----------     -----------     -----------

                    SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JAYARK CORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Stockholders' Equity (Deficit)
                          For The Years Ended April 30, 1998, 1997 and 1996

                                                     Common Stock   Paid-In Capital    Deficit     Total Equity
                                                     ------------   ---------------  ------------  ------------
Balance at April 30, 1995                             $2,093,639      $7,110,480        $(589,581)  $8,614,538
  Issue of 1,000,000 shares of stock                     300,000         856,250                -    1,156,250
  Net loss                                                     -               -       (7,185,247)  (7,185,247)
                                                     ------------   ---------------  ------------  ------------
Balance at April 30, 1996                              2,393,639       7,966,730       (7,774,828)   2,585,541
  Issue of 1,242,400 shares of stock                     372,720          99,392                -      472,112
  Net loss                                                     -               -       (6,059,211)  (6,059,211)
                                                     ------------   ---------------  ------------  ------------
Balance at April 30, 1997                              2,766,359       8,066,122      (13,834,039)  (3,001,558)
  Net Income                                                   -               -           75,992       75,992
                                                     ------------   ---------------  ------------  ------------
Balance at April 30, 1998                             $2,766,359      $8,066,122     ($13,758,047) ($2,925,566)
                                                     ------------   ---------------  ------------  ------------
                                                     ------------   ---------------  ------------  ------------

                   SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   Notes to Consolidated Financial Statements

                         April 30, 1998, 1997 and 1996

(1) Summary of Significant Accounting Policies

                          PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Jayark Corporation and its wholly owned subsidiaries (the "Company"). All material intercompany profits, transactions and balances have been eliminated.

Prior to April 30, 1997, a decision was made to discontinue the operations of Rosalco, Inc. ("Rosalco"), a wholly owned subsidiary of the Company. Rosalco was officially closed on October 22, 1997 and shortly thereafter a receiver was assigned to liquidate its secured assets. The accompanying financial statements have been adjusted retroactively to segregate and report separately the net assets and results of operations of Rosalco as a discontinued operation.

                                  INVENTORIES

Inventories comprise finished goods and are stated at the lower of cost (first in, first out method) or market.

             PROPERTY AND EQUIPMENT, DEPRECIATION AND AMORTIZATION

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, ranging from approximately 3 to 20 years. On sale or retirement, the cost of assets sold or retired and related accumulated depreciation or amortization is eliminated from the accounts and any resulting gain or loss is included in operations. Maintenance and repairs are expensed as incurred; expenditures for major renewals and betterments are capitalized and amortized by charges to operations.

                                  INTANGIBLES

The accounts of purchased companies are included in the consolidated financial statements from the dates of acquisition. The excess of cost over the fair value of net assets of businesses acquired is being amortized using the straight-line method over a 40-year period commencing with the dates of acquisition.

                              REVENUE RECOGNITION

Revenues are recorded when products are shipped. Allowances are recorded for estimated returns and losses.

                                  INCOME TAXES

The Company follows the asset and liability method required by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 in accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                               EARNINGS PER SHARE

In the third quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires the presentation of both basic and diluted earning per share on the face of the Statements of Operations and the restatement of all prior periods earnings per share amounts. Conversion of the subordinated debentures and assumed exercise of options are not included in the calculation of diluted earnings per share for the fiscal years ended April 30, 1998, 1997 and 1996 since the effect would be antidilutive. Accordingly, basic and diluted net loss per share do not differ for any period presented.

     The following table summarizes securities that were outstanding as of April 30, 1998, 1997 and 1996 but not included in the calculation of diluted net loss per share because such shares are antidilutive.


Stock Options                             242,500
Convertible Subordinated Debentures       933,333
Warrants                                4,166,667


                       CHANGES IN FINANCIAL PRESENTATION

Certain reclassifications have been made in the 1996 and 1997 financial statements to conform to the presentation used in 1998.

                           STATEMENTS OF CASH FLOWS

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

                               USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                               LONG-LIVED ASSETS

Long-lived assets, such as property, equipment, and goodwill are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to their fair value. This policy is in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of", which was adopted on May 1, 1996. No write-downs have been necessary through April 30, 1998, except for assets of the discontinued operation (Note 16).

                            STOCK-BASED COMPENSATION

The Company uses the intrinsic value method for accounting for stock compensation plans, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which was adopted on May 1, 1996. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount the employee must pay to acquire the stock.

                    EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued two new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in financial statements. It also establishes standards for disclosures regarding products and services, geographic areas and major customers.

Both of these new standards are effective for financial statements for fiscal 1999, and require comparative information for earlier years to be restated. Management does not expect these two standards to have a significant impact on future financial statement disclosures.

(2) Business

The Company's continuing operation, AVES Audio Visual Systems, Inc. ("AVES") is in the business of resale and renting of a broad range of audio visual, video and communication equipment and supplies to schools, industry, and hotels.

(3) Related Party Transactions

The Company has subordinated notes (Note 7) with related parties amounting to $795,712, with an annual interest rate of 12%. Interest expense relating to subordinated notes payable to related parties was $95,485 in 1998, 1997 and 1996, respectively.

The Company had long term notes payable to related parties amounting to $2,046,021 and $2,000,000 at April 30, 1998 and 1997, respectively. The interest rate is Libor plus .95% on $1,000,000 and prime plus 2.5% on the remaining $1,000,000. The maturity date of the notes has been extended to December 31, 1999. Interest expense relating to these notes for the years ended April 30, 1998 and 1997 was $172,139 and $154,650.

(4) Property and Equipment

Property and equipment are summarized as follows:


                                                       April 30, 1998     April 30, 1997
                                                       ---------------------------------
     Machinery and equipment                                  $59,144            $59,144
     Furniture and fixtures                                    80,329             80,329
     Leasehold improvements                                    37,290             37,290
     Automobiles and trucks                                   200,580            200,580
     Rental and demonstration equipment                        74,073             22,437
                                                       ---------------------------------
        Total property and equipment                          451,416            399,780
     Less accumulated depreciation and amortization           356,772            277,230
                                                       ---------------------------------
        Net property and equipment                            $94,644           $122,550
                                                       ---------------------------------

(5) Lines of Credit

On April 30, 1996, the Company had $1,100,915 outstanding on its Line of Credit with State Street Bank. During the year ended April 30, 1997, the Company renegotiated the terms of the agreement to provide for monthly interest at prime rate plus 1% to 1 3/4%. Subsequently, the line was paid off with proceeds from a $1,000,000 note to related parties and the remaining amount paid. In March 1997, AVES negotiated a line of credit with BSB Bank & Trust, Binghamton, New York. The line of credit permits AVES to borrow up to an aggregate amount of $1,250,000. The interest rate is 8.75% annually and the line is due and payable on March 1, 2000. The line of credit is secured by the AVES' accounts receivable and inventories. There are no financial covenants associated with the line of credit. At April 30, 1998 and 1997, $300,000 and $500,000, respectively, was outstanding on the above line of credit.

In connection with the guarantee for the AVES line of credit described above and the interim financing of the Rosalco discontinued operations by State Street Bank, the Company issued stock warrants totaling 4,166,667 to A-V Texas Holding, LLC, an affiliate of the Company. The warrants allow the holder to purchase 4,166,667 shares of the Company's common stock at $.30 per share. The warrants were deemed to have a minimal fair value and no amount was recorded for them. The warrants expire on February 1, 2007.

(6) Long Term Debt

Long term debt is summarized as follows:


                    Description                                          April 30,     April 30,
                                                                           1998          1997
     ---------------------------------------------------------------------------------------------
     Notes payable to a bank with interest rate of 9% per annum and a         $5,899       $14,601
     maturity date of March 1999, collateralized by vehicles.
     ---------------------------------------------------------------------------------------------
     Total long term debt                                                      5,899        14,601
     Less: Current maturities of long term debt                                5,899         7,394
     ---------------------------------------------------------------------------------------------
     Long term debt, excluding current maturities                                 $0        $7,207
     ---------------------------------------------------------------------------------------------


(7) Subordinated Debentures

On December 19, 1989, the Company issued $2,000,000 of 12% convertible subordinated debentures to affiliates of the Company due December 1995. The maturity date on these debentures has been extended until December 1999. Interest on the outstanding balance is paid semiannually on April 30 and October 31. The debentures may be converted into shares of the Company's stock at a price of $1.50 per share at any time prior to maturity. Prior to April 30, 1996, the Company had retired $600,000 of debentures. At April 30, 1998 and 1997, no additional debentures had been retired. At April 30, 1998 and 1997, 933,333 shares of the Company's common stock are reserved for this conversion. The debentures will automatically convert into shares of the Company's stock at the conversion price in effect at such time in the event that the average closing sale price of the Company stock for any period of thirty consecutive trading days was equal to or exceeded $2.25 per share.

(8) Income Taxes

Income tax expense (benefit) attributable to income before income taxes consists of:



               Year ended April 30,     Current        Deferred         Total
             ---------------------------------------------------------------------
                      1998                      $0              $0            $0
                      1997                      $0        $350,000      $350,000
                      1996               ($583,676)             $0     ($583,676)


The tax benefit recorded in 1996 represents the taxes refundable due to the carryback of that year's loss.

At April 30, 1998, the Company had, for federal tax reporting purposes, net operating loss carryforwards of approximately $10,000,000, expiring in years through 2012.

The actual tax expense (benefit) differs from the "expected" tax expense (computed by applying the U.S. Corporate rate of 34%) in each of the 3 years ended April 30, 1998 primarily as a result of valuation allowances against potential deferred tax assets.

Deferred tax assets were approximately $4,300,000 as of April 30, 1998 and 1997, arising primarily as a result of net operating losses. Valuation allowances of $4,300,000 as of April 30, 1998 and 1997 offset the deferred tax assets, resulting in net deferred tax assets of $0 as of April 30, 1998 and 1997.

(9) Leases

The Company has several operating leases that expire at various dates ranging through April 2001. Future minimum lease payments related to operating leases are detailed as follows:


                    Year ending April 30,           Operating leases
                    ---------------------           ------------------
                    1999                                        86,856
                    2000                                        86,856
                    2001                                        86,856
                    Thereafter                                       0
                                                    ------------------
                    Total minimum lease payments              $260,568
                                                    ------------------
                                                    ------------------


Total rental expense for operating leases was $97,015, $96,671 and $95,959 for the years ended April 30, 1998, 1997, and 1996, respectively.

(10) Stock Options

At April 30, 1998, the Company had two stock options plans which are described below. The Company applies APB Opinion 25 - "Accounting for Stock Issued to Employees", and related Interpretations in accounting for the plans. In terms of APB Opinion 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation cost is recognized.

     The Company's Incentive Stock Option Plan ("ISOP"), as amended, allows for the granting of 600,000 shares of the Company's common stock. The ISOP provides for the granting to key employees and officers of incentive stock options, as defined, under current tax laws. The stock options are exercisable at a price equal to or greater than the market value on the date of the grant.

     Option activity under the ISOP is as follows:

Stock Option - ISOP


                                               Exercise        Weighted
                                  Options     Price Range      Average
                                 --------     ------------     --------

Outstanding April 30, 1995        392,500     $.44 - $1.05        $0.48
Granted                                 -
Exercised                               -
Terminated/Expired               (150,000)                        $0.44
                                 --------     ------------     --------
Outstanding April 30, 1996        242,500     $.44 - $1.05        $0.50
Granted                                 -
Exercised                               -
Terminated/Expired                      -
                                 --------     ------------     --------
Outstanding April 30, 1997        242,500     $.44 - $1.05        $0.50
Granted                                 -
Exercised                               -
Terminated/Expired                      -
                                 --------     ------------     --------
Outstanding April 30, 1998        242,500     $.44 - $1.05        $0.50


                                               Exercise        Weighted
                                  Options     Price Range      Average
                                 --------     ------------     --------

Exercisable at year end:

April 30, 1996                    242,500     $.44 - $1.05        $0.50

April 30, 1997                    242,500     $.44 - $1.05        $0.50

April 30, 1998                    242,500     $.44 - $1.05        $0.50
                                 --------     ------------     --------



Available for future grants:

April 30, 1996                    357,500
April 30, 1997                    357,500
April 30, 1998                    357,500


     The following summarizes information regarding stock options outstanding at April 30, 1998.

Range of Exercise prices:


Outstanding Options:                            $0.44      $1.05

Number outstanding at April 30, 1998          217,500     25,000

Weighted average remaining Contractual life
(years)                                           1.6        1.6

Weighted average exercise price                 $0.44      $1.05


     Effective September 17, 1994 and approved at the annual stockholders' meeting in 1994, the 1994 Non-Employee Director Stock Option Plan (the "Director's Plan") was adopted and 200,000 shares of the Company's Common Stock reserved for issuance under the Director's Plan. The Director's Plan provides for the automatic grant of nontransferable options to purchase common stock to nonemployee directors of the Company, on the date immediately preceding the date of each annual meeting of stockholders in which an election of directors is concluded. Each nonemployee director then in office will receive options exercisable for 5,000 shares (or a pro rata share of the total number of shares still available under the Director's Plan). No option may be granted under the Director's Plan after the date of the 1998 annual meeting of stockholders.

     Options issued pursuant to the Director's Plan are exercisable at an exercise price equal to not less than 100% of the fair market value (as defined in the Director's Plan) of shares of Common Stock on the day immediately preceding the date of the grant. Options are vested and fully exercisable as of the date of the grant. Unexercised options expire on the earlier of (i) the date that is ten years from the date on which they were granted, (ii) the date which is three calendar months from the date of the termination of the optionee's directorship for any reason other than death or disability (as defined in the Director's Plan), or (iii) one year from the date of the optionee's disability or death while serving as a director.

     Option activity under the Plan is as follows:

Stock Option - ISOP


                                              Exercise     Weighted      Options
                                  Options    Price Range    Average    Exercisable
                                  -------    -----------   --------    -----------

Outstanding April 30, 1995         35,000          $0.49      $0.49         35,000
Granted                                 -
Terminated/Expired                (10,000)
Outstanding April 30, 1996         25,000          $0.49      $0.49         25,000
Granted                                 -
Terminated/Expired                      -
Outstanding April 30, 1997         25,000          $0.49      $0.49         25,000
Granted                                 -
Terminated/Expired                      -
Outstanding April 30, 1998         25,000          $0.49      $0.49         25,000


     Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock - Based Compensation", requires the Company to provide pro forma disclosure of net income (loss) and earnings (loss) per as if the optional fair value method had been applied to determine compensation costs for the Company's

Stock option plans. Since no options were granted in the years ended April 30, 1998, 1997 and 1996, no pro forma disclosures are applicable.

(11) Loss on Abandonment of Investment

On June 27, 1995, LCL International Traders, Inc. ("LCL"), a wholly-owned subsidiary of Jayark, completed the acquisition of substantially all the assets and business of a group of affiliated companies engaged in the import and distribution of seasonal and promotional merchandise (the "Acquisition"). The sellers, located in Hong Kong and Central Islip, New York, operated under the trade names "Liberty Bell Christmas", "Ivy Mar", "Creative Home Products" and "Award Manufacturing". LCL acquired these trade names as part of the transaction.

The purchase price for the Acquisition comprised the following: issue of 1,000,000 common shares of Jayark to the sellers, cash paid by LCL of $3,000,000, a note payable by LCL to the sellers for $3,000,000 and the assumption of certain liabilities of the sellers. The Company advanced $1,000,000 to LCL in connection with the cash portion of the purchase price. LCL obtained a credit facility for the balance of the cash portion of the purchase price.

During August 1995, Jayark, LCL and Rosalco entered into a Reimbursement Agreement with certain related third parties to provide to The CIT Group/Commercial Services, Inc. ("CIT"), the primary lender to LCL, irrevocable standby letters of credit and cash in the aggregate amount of $1,700,000 to serve as additional collateral against which CIT would lend additional working capital to LCL pursuant to CIT's lending arrangements with LCL.

In consideration for providing the additional collateral, the guarantors were to receive shares of common stock of the Company in proportion to the amount of additional collateral initially provided by them. Excluding the shares attributable to Rosalco, the Company was obligated to issue a total of 282,400 shares of its common stock to the guarantors.

The arrangement with CIT for the additional financing secured by the additional collateral expired on February 28, 1996. The arrangement indicated that on that date, in the event that CIT had applied any of the additional collateral to LCL's obligations to CIT, LCL would reimburse the parties for the collateral so applied by CIT. Alternatively, the parties could at any time after February 28, 1996 receive shares of the Company's common stock as reimbursement for the collateral applied by CIT to LCL's obligations to CIT. Each party would receive that number of shares that had a value equal to the amount of such party's collateral that is applied by CIT. Excluding the shares attributable to Rosalco, the Company is obligated to issue a total of 960,000 shares of its common stock to the guarantors.

In July 1996, CIT notified the parties that CIT was applying the additional collateral to LCL's obligations. As a result of the application of the collateral by CIT, the parties received the following shares of the Company's Common Stock: Joel Margolin received 400,000 shares; each of Ruthanne Koffman and the Ben Arnold Company received 200,000 shares; and Whitehorn Associates received 160,000 shares.

In fiscal 1997, the Company issued 1,242,400 shares of its common stock in connection with the above transactions, which were valued at $472,112.

During fiscal 1996, the Company abandoned the investment in LCL, which in turn filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code. Due to the nature of the investment and the short period of operation of LCL, the operations of LCL were not consolidated with the Company's operations. The Company provided for all realized and expected losses on the abandonment, summarized as follows:



      Value of shares issued                                  $1,156,250
      Cash paid                                                1,000,000
      Provision for issuance of shares to guarantors
        (using the most recent quoted stock price)               500,000
      Rosalco obligation under the reimbursement agreement       500,000
      Anticipated costs of abandonment                         1,572,186
                                                              ----------
        Total loss on abandonment                             $4,728,436
                                                              ----------
                                                              ----------


(12) Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and notes payable approximated fair value as of April 30, 1998 due to the short maturity of these items. The fair value of the convertible debentures is not reasonably determinable.

(13) Fourth Quarter Adjustments

During the fourth quarter of fiscal 1996, the Company made the following significant adjustments to reported earnings:



      Increase in accounts receivable reserves                 $550,000
      Increase in inventory reserves                          1,195,534


During the fourth quarter of fiscal 1997, the Company recorded the effects of the discontinuance of Rosalco. See note 14.

(14) Discontinued Operations

As a result of continued losses due to a soft retail market, low margins, competitive pressures, and price reductions, the Company had been looking to sell or otherwise dispose of the operations of Rosalco. Rosalco had been in the business of the distribution of more than 300 different products, including occasional furniture, brass beds, custom jewelry cases and accessories, most of which are imported from outside the continental United States. Rosalco also developed special designs for several customers. Rosalco was headquartered in Jeffersonville, Indiana. All efforts to sell Rosalco were unsuccessful, and the company was officially closed on Wednesday, October 22, 1997. The assets of the company were secured as part of the borrowing agreement. Shortly after the closing, a receiver was assigned to liquidate the secured assets of the company to satisfy the loan principal. As a result, Jayark incurred a $5,794,000 loss on Discontinued operations, which includes $3,294,000 loss from operations for the year ended April 30, 1997, the establishment of accruals in the amount of $300,000 for expenses and guarantees related to the closing, the write off of an intercompany receivable and other assets of $476,000, and the remaining net asset of Rosalco of $1,725,000.

The Rosalco business has been presented as a discontinued operation, and the consolidated balance sheets and statements of operations have been restated to conform with this presentation. Financial results of the Rosalco operation are as follows:

                                     Years Ended April 30,
                                  --------------------------
                                      1997           1996
                                  -----------    -----------

Operating Data:
Net Revenues                      $37,505,589    $32,149,279

Costs and Expenses                 40,449,698     34,843,376

Income before Tax                  (2,994,109)    (2,694,097)

Provision for (Benefit From)
   Income Tax                         350,000       (156,503)

Net Income (Loss)                  (3,294,109)    (2,537,594)



Balance Sheet Data:


                              April 30, 1997
                              --------------

ASSETS
Current Assets
  Cash                              $107,540
  Accounts Receivable              3,859,808
  Other Receivables                  294,713
  Inventory                        4,703,319
  Deferred Tax                             -
  Other Current                      272,702
                                   ---------
Total Current Assets               9,238,082

NON-CURRENT ASSETS
  PP&E, Net of
    Accumulated Depreciation         541,248
Intercompany                        (414,435)
                                   ---------
Total Non-Current Assets             126,813
                                   ---------
Total Assets                       9,364,895

LIABILITIES
  Notes Payable & L.O.C            5,685,407
  Accounts Payable                 1,576,777
  Accrued Liabilities                117,040
  Other Current                      260,291
                                   ---------
Total Current Liabilities          7,639,515

Net Assets                        $1,725,380*


Note - these net assets were written off at April 30, 1997

(15) Subsequent Events

In July 1998, the Company amended its Certificate of Incorporation increasing its authorized Common Stock from 10,000,000 to 30,000,000 shares and decreasing the par value of its Common Stock from $.30 to $.01 per share.

In June 1998, Jayark Corporation, through a newly formed, wholly owned subsidiary, MED Services Corp. ("Med"), entered into a Purchase and Sale Agreement with Vivax Medical Corporation ("Vivax"), a company that manufactures, sells and rents durable medical equipment to hospitals, nursing homes and individuals. Under the terms of the agreement, Med purchased certain medical equipment from Vivax for cash of $579,700 and a $144,925 unsecured promissory note due in five years. Med then entered into a Consignment Agreement with Vivax whereby this medical equipment was consigned to Vivax to rent through its distribution network. In consideration of Vivax renting and maintaining the Med equipment, Vivax is entitled to a range of forty-eight to sixty-seven percent of the rental proceeds, based upon the equipment rented. Vivax has an option to purchase the medical equipment from Med after the twenty-fourth, thirty-six and forty-eight month of the consignment period. Med, under the Purchase and Sale Agreement has an option, through October 31, 1999 to purchase an additional $2,475,000 of medical equipment from Vivax. Upon the expiration of the consignment period, which is five years from the purhcase of the equipment, Med has the option to sell the equipment back to Vivax.

On August 7, 1998 Med completed negotiations for a $1,000,000 revolving line of credit with Atlantic Bank of New York and invested approximately $130,000 of the Company's presently available working capital to purchase the medical equipment. The $1,000,000 line of credit is due one year from signing and bears interest at prime plus 2%. The line of credit is secured by the inventories and accounts receivable of Med. The are no financial covenants associated with the line of credit. As of July 31, 1998 Med has $450,000 outstanding on the line.

If the equipment is successfully rented, the rental income and cash flow could have a material affect on the operating results of Jayark Corporation. There can be no assurances that the Company will be successful in renting the medical equipment.

                                    PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expense to be borne by the Company in connection with the issuance and distribution of the securities being registered hereby. All figures are estimates except the SEC registration fee.

     SEC registration fee.............................................. $   510

     Accounting fees and expenses......................................  20,000

     Legal fees and expenses...........................................  15,000

     Blue sky fees and expenses
      (including legal fees)...........................................   2,500

     Cost of printing..................................................   7,500

     Miscellaneous.....................................................   4,490
                                                                       --------

          Total........................................................ $50,000
                                                                       --------
                                                                       --------

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

NONE

ITEM 16. EXHIBITS.

3(1) Certificate of Incorporation of the Company. Incorporated herein by reference to the Company's Proxy Statement for its 1991 Annual Meeting of Shareholders, Exhibit B thereto.

3(2) Bylaws of the Company. Incorporated herein by reference to the Company's Proxy Statement for its 1991 Annual Meeting of
        Shareholders, Exhibit C thereto.

4(1) Specimen Certificate of Common Stock, par value $0.30 per share, incorporated herein by reference from Registration Statement on Form S-1, File Number 2-18743, Exhibit 4 thereto.

4(2) 12% Convertible Subordinated Debenture due 1994, incorporated herein by reference to the Report on Form 8-K filed January 4, 1990,
        Exhibit 28(a) thereto.

4(3) Registration rights agreement dated as of December 20, 1989, by and between the Company and Rosalco, Inc., incorporated herein by reference to the Report on Form 8-K filed January 4, 1990, Exhibit 28(c) thereto.

10(1)*  1981 Incentive Stock Option Plan, as amended as of December
        15, 1989, incorporated herein by reference to the Annual
        Report on Form 10-K for the year ended April 30, 1990, Exhibit 10(1) thereto.

10(2) Notes and Loan and Security Agreements (Inventory & Accounts Receivable) each dated as of January 20, 1992, between Jayark Corporation, AVES Audio Visual Systems, Inc., Rosalco, Inc., Rosalco Woodworking, Inc., Diamond Press Company, and State Street Bank & Trust Company of Boston, Massachusetts, incorporated herein by reference from the Annual Report on Form 10-K for the year ended April 30, 1992, Exhibit 10(3) thereto.

10(3)   Letter Agreement dated December 6, 1989, among Arthur Cohen,
        Burton I. Koffman, and Richard E. Koffman. Incorporated herein by reference to the Annual Report on Form 10-K for the year ended April 30, 1990, Exhibit 10(3) thereto.

10(4) Indemnity escrow Agreement dated as of December 20, 1989, by and between the Company, Rosalco, Inc. and certain individuals named therein, incorporated herein by reference to the Report on Form 8-K filed January 4, 1990, Exhibit 28(c) thereto.

10(5) Factoring Agreements dated as of February 7, 1992, by and between the Company, Pilgrim Too Sportswear, Inc., J.F.D. Distributors, Inc., and others named therein, and Barclays Commercial Corporation, incorporated herein by reference to the Annual Report on Form 10-K for the year ending April 30, 1992, Exhibit 10(10) thereto.

10(6) Diamond Press Asset Sale and Purchase Agreement dated as of November 23, 1992 by and between the Company and Harstan, Inc., incorporated herein by reference to the Company's Form 8-K, as amended, as of November 23, 1992, Exhibit 2 thereto.

10(7) Asset Sale and Lease Termination Agreement, by and between Pilgrim Too Manufacturing Company, Inc., New Images, Inc., Victor Freitag, Jr. and wife Gilbert R. Freitag, and Robert E. Skirboll and wife Robin T. Skirboll, dated as of April 2, 1993; Asset Purchase Agreement by and between the Company, Pilgrim Too Sportswear, Inc., Pilgrim Too Manufacturing Company, Inc. Stage II Apparel Corp., Shambuil Ltd., and Pilgrim II Apparel Corp., dated as of April 2, 1993; both incorporated herein by reference to the Company's Form 8-K as of April 2, 1993, Exhibits thereto.

10(8) Amendment to certain Notes and Loan and Security Agreements each dated as of January 20, 1992, incorporated herein by reference from the Annual Report on Form 10-K for the year ended April 30, 1993, Exhibit 10(8) thereto.

10(9) Amendment to certain Notes and Loan and Security Agreements each dated as of December 31, 1993, incorporated herein by reference from the Annual Report on Form 10-K for the year ended April 30, 1994, Exhibit 10(9) thereto.

10(10)  Asset Purchase Agreement, dated June 5, 1995, among LIB-Com
        Ltd., Liberty Bell Christmas, Inc., Ivy Mar Co., Inc., Creative Home Products, Inc., and Liberty Bell Christmas Realty, Inc. as the sellers and LCL International Traders, Inc. as the buyer, incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 2(a) thereto.

10(11) Asset Purchase Agreement, dated June 5, 1995, between Award Manufacturing Corporation as the seller, and LCL International Traders, Inc., as the buyer, incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 2(b) thereto.

10(12)  Guarantee Agreement, dated June 5, 1995, by Award
        Manufacturing Corporation in favor of LCL International Traders, Inc., incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 2(c) thereto.

10(13)  Guarantee Agreement, dated June 5, 1995, by LIB-Com Ltd.,
        Liberty Bell Christmas, Inc., Ivy Mar Co., Inc., Creative Home Products, Inc., and Liberty Bell Christmas Realty, Inc. in favor of LCL International Traders, Inc., incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 2(d) thereto.

10(14)  Promissory Note of LCL International Traders, Inc., due July
        29, 1998, payable to the order of Commerzbank AG, Hong Kong Branch, incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 2(e) thereto.

10(15)  Confirmation Letter Agreement dated June 22, 1995, among
        Citibank, N.A., Commerzbank AG, Bayerische Vereinsbank AG, LCL International Traders, Inc., and Jayark Corporation, incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 2(f) thereto.

10(16)  Factoring Agreement dated June 23, 1995, between LCL
        International Traders, Inc. and the CIT Group/Commercial Services, Inc., incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 99(a) thereto.

10(17) Inventory Security Agreement dated June 23, 1995, between LCL International Traders, Inc. and the CIT Group/Commercial Services, Inc., incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 99(b) thereto.

10(18)  Letter Agreement dated June 23, 1995, between LCL
        International Traders, Inc. and the CIT Group/Commercial Services, Inc., incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 99(c) thereto.

10(19)  Letter Agreement dated June 23, 1995, between LCL
        International Traders, Inc. and the CIT Group/Commercial Services, Inc., Liberty Bell Christmas, Inc., Ivy Mar Co., Inc., and Creative Home Products, Inc., incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 99(d) thereto.

10(20) Amendment to certain Notes and Loan and Security Agreements each dated as of December 31, 1994, incorporated herein by reference from the Annual Report on Form 10-K for the year ended April 30, 1995, Exhibit 10(20) thereto.

10(21)* Loan and Security Agreements dated April 29, 1996 between
        Rosalco, Inc., and State Street Bank & Trust Company of Boston, Massachusetts.

10(22)* Loan and Security Agreements dated April 29, 1996 between AVES
        Audio Visual Systems, Inc., and State Street Bank & Trust Company of Boston, Massachusetts.

10(23)* First amendment to Loan and Security Agreements dated as of September 19, 1996 between Rosalco, Inc. and State Street Bank & Trust Company of Boston, Massachusetts.

10(24)* Agreement of Extension of Maturity of 12% Convertible Subordinated
        Debentures dated April 30, 1990.

10(25)* Forbearance and Modification Agreement dated March 12, 1997, between Jayark Corporation, Rosalco, Inc., AVES Audio Visual Systems, Inc., David L. Koffman, and State Street Bank and Trust Company of Boston, Massachusetts.

10(26)* Stock Pledge Agreement dated March 12, 1997, between Jayark
        Corporation and State Street Bank and Trust Company of Boston, Massachusetts.

10(27)* Subordination Agreement dated March 12, 1997, between Jayark
        Corporation, Rosalco, Inc., AVES Audio Visual Systems, Inc., David
        L. Koffman, and State Street Bank and Trust Company of Boston, Massachusetts.

10(28)* Revolving Note dated March 12, 1997 between Jayark Corporation and
        A-V Texas Holding, LLC.

10(29)* Stock Pledge Agreement dated March 12, 1997 between Jayark
        Corporation and A-V Texas Holding, LLC.

10(30)* Stock Warrant to purchase 3,666,667 shares of common stock dated
        March 12, 1997 between Jayark Corporation and A-V Texas Holding,
        LLC.

10(31)* Commercial Security Agreement dated February 18, 1997, between AVES
        Audio Visual Systems, Inc. and BSB Bank and Trust Company.

10(32)* Promissory Note dated February 18, 1997, between AVES Audio Visual
        Systems, Inc. and BSB Bank and Trust Company.

10(33)* Commercial Guaranty dated February 18, 1997, between AVES Audio
        Visual Systems, Inc., David L. Koffman and BSB Bank and Trust Company.

10(34)* Subordinated Promissory Note date March 12, 1997 between Rosalco,
        Inc. and Jayark Corporation.

10(35)* Second Forbearance and Modification Agreement dated June 1, 1997, between State Street Bank and Trust Company of Boston,
        Massachusetts, Rosalco, Inc., and Jayark Corporation.

10(36)* Stock Warrant to purchase 500,000 shares of common stock dated
        March 12, 1997 between Jayark Corporation and A-V Texas Holding,
        LLC.

10(37)* Certificate of Amendment of The Certificate of Incorporation of
        Jayark Corporation dated July 10, 1998.

10(38)* Purchase and Sale Agreement dated June 1, 1998, between Vivax
        Medical Corporation and MED Services Corp.

10(39)* Distribution Agreement dated June 1, 1998, between MED Services
        Corp. and Vivax Medical Corporation.

10(40)* Revolving Line of Credit Grid Promissory Note dated August 7, 1998, between MED Services Corp. and Atlantic Bank of New York.

10(41)* Security Agreement dated August 7, 1998, between MED Services Corp.
        and Atlantic Bank of New York.

23(1)   Consent of BDO Seidman LLP

*    Filed previously

ITEM 17. UNDERTAKINGS.
     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution to previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the By-laws and other provisions summarized in
Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 11th day of September, 1998.

                                               JAYARK CORPORATION



                                               /s/ David L. Koffman
                                               --------------------------------
                                               David L. Koffman
                                               Chief Executive Officer


     Pursuant to the requirements of the securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacity and on the date indicated.

/s/ David L. Koffman   Chairman of the Board, President
--------------------   Chief Executive Officer and Director  September 11, 1998
David L. Koffman


/s/ Frank Rabinovitz   Executive Vice President, Chief
--------------------   Operating Officer and Director        September 11, 1998
Frank Rabinovitz


/s/ Robert C. Nolt     Chief Financial Officer and Director  September 11, 1998
--------------------
Robert C. Nolt


/s/ Arthur G. Cohen    Director                              September 11, 1998
--------------------
Arthur G. Cohen